                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of November, 2002




              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
             (Exact name of Registrant as specified in its charter)


                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
                 (Translation of registrant's name into English)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                                   BOLIVAR 108
                                   (C1066AAB)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                              Form 20-F   X      Form 40-F
                                        -----              -----



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes           No    X
                                   -----         ------

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on September 30, 2002 filed with the Bolsa de Comercio de Buenos Aires and with the Comision Nacional de Valores

                       IRSA INVERSIONES Y REPRESENTACIONES
                                SOCIEDAD ANONIMA
                                AND SUBSIDIARIES









                             FREE TRANSLATION OF THE
                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        for the three-month periods ended
                           September 30, 2002 and 2001

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

     UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001

                              In thousands of pesos

====================================================================================
                                                   September 30,    September 30,
                                                        2002             2001
                                                  (Notes 2 and 3)  (Notes 2 and 3)
                                                  ----------------------------------
ASSETS
------
CURRENT ASSETS
--------------
Cash and banks                                              43,526            4,875
Investments (Note 7)                                        54,741           63,672
Mortgages and leases receivables                            32,896           46,560
Other receivables (Note 5)                                  15,022           91,530
Inventory (Note 6)                                          20,037           37,889
                                                  ----------------------------------
TOTAL CURRENT ASSETS                                       166,222          244,526
                                                  ----------------------------------

NON-CURRENT ASSETS
------------------
Mortgages receivables                                        5,521           44,881
Other receivables (Note 5)                                  41,156           40,431
Inventory (Note 6)                                          63,743           59,600
Investments (Note 7)                                       390,073          751,735
Fixed assets (Note 8)                                    1,251,243          491,644
Intangible assets                                           48,807            6,244
                                                  ----------------------------------
TOTAL NON-CURRENT ASSETS                                 1,800,543        1,394,535
                                                  ----------------------------------
TOTAL ASSETS                                             1,966,765        1,639,061
====================================================================================


===================================================================================
                                                   September 30,     September 30,
                                                       2002             2001
                                                  (Notes 2 and 3)  (Notes 2 and 3)
                                                 ----------------------------------
LIABILITIES
-----------
CURRENT LIABILITIES
-------------------
Trade accounts payable                                     28,597           14,190
Mortgages payable                                           6,657                -
Customer advances                                          11,541            6,050
Short term-debt (Note 9)                                  594,515          417,530
Salaries and social security charges                        2,107            2,011
Taxes payable                                              21,481            6,138
Other liabilities (Note 10)                                19,480           24,091
                                                 ----------------------------------
TOTAL CURRENT LIABILITIES                                 684,378          470,010
                                                 ----------------------------------

NON-CURRENT LIABILITIES
-----------------------
Trade accounts payable                                      5,674              385
Long term-debt (Note 9)                                   196,151           28,145
Customer advances                                          27,145              352
Taxes payable                                                 635            2,555
Other liabilities (Note 10)                                 5,826            8,381
                                                 ----------------------------------
TOTAL NON-CURRENT LIABILITIES                             235,431           39,818
                                                 ----------------------------------
TOTAL LIABILITIES                                         919,809          509,828
                                                 ----------------------------------
Minority interest                                         458,740          131,340
                                                 ----------------------------------
SHAREHOLDERS' EQUITY                                      588,216          997,893
                                                 ----------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              1,966,765        1,639,061
===================================================================================

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES


                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                    For the three-month periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001

                              In thousands of pesos


=======================================================================================================================
                                                                                  September 30,       September 30,
                                                                                       2002               2001
                                                                                 (Notes 2 and 3)      (Notes 2 and 3)
                                                                                ---------------------------------------
Mortgages, leases and services                                                             50,518              36,403
Costs of sales, leases and services                                                       (37,989)           (10,675)
                                                                                ---------------------------------------
GROSS INCOME                                                                               12,529              25,728
                                                                                ---------------------------------------
Selling expenses                                                                           (6,629)            (2,663)
Administrative expenses                                                                    (9,369)            (7,437)
                                                                                ---------------------------------------
SUBTOTAL                                                                                  (15,998)           (10,100)
Loss from operations and holding of real estate assets (Note 11)                             (786)                 97
                                                                                ---------------------------------------
OPERATING INCOME (NOTE 4)                                                                 (4,255)              15,725
                                                                                ---------------------------------------
Financial results, net (Note 12)                                                            80,612           (80,630)
Net income in related companies                                                               349            (14,610)
Other income and expenses, net  (Note 13)                                                    9,577            (2,926)
                                                                                ---------------------------------------
SUBTOTAL                                                                                    86,283           (82,441)
                                                                                ---------------------------------------
Minority interest                                                                         (17,021)            (2,031)
Income tax and asset tax                                                                   (1,652)            (3,207)
                                                                                ---------------------------------------
INCOME (LOSS) FOR THE PERIOD                                                                67,610           (87,679)
=======================================================================================================================

The accompanying notes are an integral part of these unaudited consolidated financial statements.


                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES


               UNAUDITED STATEMENTS OF CONSOLIDATED CASH FLOWS (1)
                    For the three months periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001
                              In thousands of pesos

================================================================================================================================
                                                                                              September30,       September30,
                                                                                                  2002              2001
                                                                                             (Notes 2 and 3)   (Notes 2 and 3)
                                                                                            ------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
-   Income (loss) for the period                                                                     67,610          (87,679)
-   ADJUSTMENTS TO RECONCILE NET LOSS TO CASH FLOW FROM OPERATING ACTIVITIES:
    o   Equity in earnings of affiliated companies                                                    (358)            14,610
    o   Minority interest in related companies                                                       17,021             2,031
    o   Results from repurchase Notes                                                              (10,635)                 -
    o   Allowances and provisions                                                                     5,163               259
    o   Amortization and depreciation                                                                22,812             5,545
    o   Loss from operations and holding of real estate assets                                          786                 -
    o   Financial results                                                                         (107,312)            48,208
    o   Income tax                                                                                    1,537             3,207
-   CHANGES IN ASSETS AND LIABILITIES:
    o   Increase in current investments                                                               (330)          (19,156)
    o   Increase in non-current investments                                                         (2,419)                 -
    o   (Increase)/Decrease in mortgages and leases receivables                                     (1,054)            26,420
    o   Decrease in other receivables                                                                36,704             8,591
    o   Decrease in inventory                                                                        12,252            20,207
    o   (Increase)/Decrease in intangible assets                                                      (212)               133
    o   Decrease in taxes payable, salaries and social security and customer advances               (6,208)           (1,814)
    o   (Increase)/Decrease in accounts payable                                                     (1,101)             2,124
    o   Increase in accrued interest                                                                 24,020            10,229
    o   Cash dividends received                                                                           -                 -
    o   (Decrease)/Increase in other liabilities                                                   (10,696)            12,770
                                                                                            ------------------------------------
           NET CASH PROVIDED BY OPERATING ACTIVITIES                                                47,580             45,755
                                                                                            ------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    o   Decrease from equity interest in subsidiary companies and equity investees                        -             4,008
    o   Increase from equity interest in subsidiary companies and equity investees                 (10,490)           (8,348)
    o   Payment for acquisition of undeveloped parcels of land                                        (959)             (321)
    o   Loans granted to related parties                                                                  -          (66,493)
    o   Cash acquired (from APSA and Bs. As. Trade)                                                  16,569                 -
    o   Purchase and improvements of fixed assets                                                   (3,876)          (21,578)
                                                                                            ------------------------------------
           NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                       1,244           (92,732)
                                                                                            ------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
    o   Purchase of treasury stock                                                                        -                 -
    o   Proceeds from short-term and long-term debt                                                  41,586           134,773
    o   Payment of short-term and long-term debt                                                   (66,408)         (119,129)
    o   Minority shareholders contribution                                                               92                 -
    o   Intercompany loans                                                                            1,153                 -
    o   Increase in intangible assets                                                                 (357)                 -
    o   Payment of mortgages                                                                        (3,034)                 -
                                                                                            ------------------------------------
           NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                                      (26,968)            15,644
                                                                                            ------------------------------------
           NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       21,856          (31,333)
           CASH AND CASH EQUIVALENTS AS OF BEGINNING OF YEAR                                          28,556            37,626
                                                                                            ------------------------------------
           CASH AND CASH EQUIVALENTS AS OF END OF PERIOD                                              50,412             6,293
================================================================================================================================

(1) Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.



                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES


           UNAUDITED STATEMENTS OF CONSOLIDATED CASH FLOWS (CONTINUED)
                    For the three-months periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001
                              In thousands of pesos


                                                                                            September 30,     September 30,
                                                                                                2002              2001
                                                                                           (Notes 2 and 3)    (Notes 2 and 3)
                                                                                          ----------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
NON-CASH ACTIVITIES:
    o    Increase in inventory through a decrease in fixed assets                                    3,592                 -
    o    Increase in fixed assets through a decrease in inventory                                    1,220                 -
    o    Increase in investments through a decrease in mortgages receivable                            781                 -
    o    Decrease in mortgages receivable through a decrease in current investments                  2,020                 -
    o    Increase in fixed assets through an increase in mortgages                                   4,121                 -
    o    Decrease in Short and long term-debt though a decrease in other liabilities                36,311                 -
    o    Decrease in other liabilities through an increase in customer advances                      2,744                 -
    o    Decrease in Short and long term-debt though a decrease in other receivable                      -             5,972


                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                    For the three-month periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001
                              In thousands of pesos



NOTE 1:   ARGENTINE ECONOMIC SITUATION

          Argentina is immersed in a difficult economic climate. The prevailing indicators were a significant public debt burden, a financing system in crisis, country risk levels far above normal average and a more than four-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

          As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

          On January 6, 2002 after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model, and announced new economic measures though Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime), substantially modifying some of the measures implemented by the Law 25561 These decrees are being complemented by other regulations being issued by the various control agencies, some of which are been pending at the date of the issuance of these financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

          Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and the effect they have on the Company's economic and financial situation:

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

NOTE 1: (Continued)
------

        1. On February 8, 2002 a single free exchange market system was established observing the requirements to be laid down by the Argentine Central Bank.

        2. At present certain transfers abroad of a financial nature require the prior approval of the Central Bank and there are certain requirements for settling and collecting foreign currency arising from exports.

        3. As from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds or other financial institutions. If the depositors do not elect to receive Government Bonds, they will receive bonds issued by the Bank that will observe the pre-existing conditions.

        4. Debts in the Argentine financial and the obligation to pay money that are not related to the financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 to US$ 1 or its equivalent in such other foreign currency.

        5. As from February 3, 2002 a reference stabilization index (CER) was to be applied to the rescheduled deposits and credits and debts were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalents in such other currency. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC.

        6. The negative net results that originate in this devaluation will be deductible from income tax as from the future five financial years.

           Impact of the economic situation on the Company

           The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at September 30, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Future actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 1:   (Continued)

          these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

          As mentioned in Note 6 to the individual financial statements at September 30, 2002, the Company was unable to meet certain financial ratios required by el loan agreement and the negotiable obligations, so that the banks and the holders of the notes could require accelation of maturities. In this connection, the Company is making progress in the negotiations with creditor banks and holders of obligations to refinance its debt. The Management of the Company expects to refinance and partially settle those debts with the net proceeds of the issuance of the negotiable obligations convertible for shares mentioned in Note 13 to the basic unaudited financial statements.

          As mentioned in Note 14 to the consolidated financial statements, the subsidiary Hoteles Argentinos S.A. has not paid principal installments amounting to US$ 300 thousand, with original maturities set for January 26, April 29, July 29 and October 26, 2002, and an interest installment amounting to US$ 315 thousand which fell due on July 29 and October 26, 2002, under the long-term loan agreement secured by a mortgage entered into with Bank Boston N.A., Buenos Aires branch. At the date of issue of these financial statements, the Management of the Company was renegotiating that liability.

          The financial statements have been prepared assuming that the Company will continue as a going concern. Therefoe, these financial statements do not include the effects of a possible adjustment or reclassification, if any, that might be required if the Company could be obliged to sell its assets and settle its liabilities, including contingencies in conditions different to the normal course of its business.


NOTE 2:   BASIS OF CONSOLIDATION - CORPORATE CONTROL

          a)   Basis of consolidation

          The consolidated financial statements have been prepared following the guidelines of Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.), pursuant to which the Balance Sheets as of September 30, 2002 and 2001 of IRSA Inversiones y Representaciones Sociedad Anonima, the Statements of Income

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 2:   (Continued)

          and the Statements of Cash Flows for the three month then ended were consolidated with the financial statements of those companies in which has the necessary votes to exercise control over the corporate decisions.

          All significant intercompany balances and transactions have been eliminated in consolidation.

          The following table shows the data concerning the corporate control:


                                                      September 30,        September 30,
                                                          2002                 2001
                                                     -----------------------------------
                                                             DIRECT OR INDIRECT % OF
                         COMPANIES                                VOTING SHARES
---------------------------------------------------  -----------------------------------
IRSA International Ltd (1)                                       -               100,00
Ritelco S.A.(1)                                             100,00                    -
Palermo Invest S.A.                                          66,67                66,67
Abril S. A.                                                  83,33                83,33
Pereiraola S. A.                                             83,33                83,33
Baldovinos S. A.                                             83,33                83,33
Hoteles Argentinos S. A.                                     80,00                80,00
Buenos Aires Trade & Finance Center S.A (3)                 100,00                50,00
Alto Palermo S.A ("APSA") (2)                                49,93                49,51

          (1) In accordance with mentioned in Note 16 to the Unaudited Consolidated Financial Statements, as of September 30, 2002 the Company decided the liquidation anticipated of IRSA International Ltd.

          (2) As from the three-month period ended September 30, 2002 and as a result of the acquisition by the Company of the convertible negotiable obligations mentioned in Note 21 to the consolidated financial statements, the Company consolidates its financial statements with those of its subsidiary Alto Palermo S.A.

          (3) On August 16, 2002, the Company and RAGHSA S.A. agreed: i) the redistribution of the block 5M, of the Old Puerto Madero of the City of Buenos Aires, ii) the division and distribution of the charge and commitment to build on those plots of land, previously undertaken before Corporacion Antiguo Puerto Madero S.A.(CAPM),
               iii) the renegotiation of the other commitments and obligations also assumed before CAPM and iv) the exchange of the shares issued by ARSA, BARSA and BAT&FCSA, respectively, which own the plots of land included in block 5M. As a result of the share exchange, the Company now owns 100% of the shares in BAT&FCSA, and transferred its 50% interest in ARSA and BARSA respectively, to RAGHSA S.A.

          As a result of the consolidation of the related company Alto Palermo S.A., mentioned above, since the beginning of this fiscal year the Company has discontinued the application of the proportional consolidation method in the preparation of the income statements. Accordingly, the financial statement figures originally issued as of September 30, 2001 have been reclassified to conform them to the presentation as of September 30 , 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 2:   (Continued)
------

           b)  Consideration of the effects of inflation

          The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 415 of the National Securities Commission, the effects of inflation are being recognized in the financial statements. To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed.

          As a consequence of the above, the Company's financial statements are presented in constant currency of September 30, 2002, having considered that the accounting measurements restated by the change in the purchasing power of the currency until August 31, 1995 and those arising between that date and December 31, 2001 are stated in currency of the latter date.

          The above restatement was made applying the coefficients prepared based on the domestic wholesale price index.

          The Company used a conversion factor to restate the comparative financial statements in constant Argentine pesos of September 30, 2002 for comparative purposes.

          c.  Reclassifications

          Certain reclassifications of prior period information have been made to conform with the current period presentation.

          d.  Acquisition of related companies

          During the quarter ended September 30, 2002, the Company acquired 30.955% of the capital stock and registered, non-endorsable, convertible negotiable obligations issued by Valle de Las Lenas S.A., falling due on October 31, 2005, with a face value of US$ 3.7 million, for approximately US$ 2.4 million.

          Those shares and negotiable obligations have temporarily been valued at their acquisition cost, restated in currency values as of September 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 2:  (Continued)
------

          e. Sales in jointly controlled affiliated companies incorporated abroad


          i) Latin American Econetworks N.V (LAE) : On November 7, 2001, the Company sold its interest in LAE for a total consideration of US$5,250. The price was fully collected on that date. In July 2000, this company was conceived as a developer of software, technology and internet services.

         ii) Brazil Realty S.A. Empreendimentos e Participacoes ("Brazil Realty"): As established by the agreement signed on February 28, 2002 and the First Amendment dated May 3, 2002, between Ritelco S.A, IRSA International Limited, IRSA and Creed Holding Ltd, through its subsidiary Ritelco S.A., the Company sold 100% of its participation in Brazil Realty for US$ 44,187 thousand, which had been collected in full at the date of issue of these financial statements.

NOTE 3:   SIGNIFICANT ACCOUNTING POLICIES

          The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anonima.

          a.   Jointly controlled affiliated companies incorporated abroad

               The financial statements of the related companies under joint control set up abroad, used for application of the equity method of accounting to value the investment in those companies, were converted into Argentine pesos at the year-end rate of exchange based on the financial statements of those companies stated in the currency of the country of origin. The conversion method envisages the conversion of monetary assets and liabilities at the exchange rate in force at the end of each period and the non-monetary assets and liabilities and equity accounts based on amounts adjusted for inflation, if applicable, at the exchange rate in force at the end of each period. Average exchange rates were used for the conversion of financial statements that reflect the results for the periods. The net gain/loss for monetary conversion is included in the Financial results, net.

               Since March 31, 1999, as a consequence of changes in the variables to measure fluctuations in domestic prices, and the performance of the Brazilian currency compared to the Argentine peso, IRSA International Limited has decided to value its investments in fixed assets and other intangible assets that cannot be disposed of by its subsidiary, Brazil Realty S.A. Empreendimentos e Participacoes, at their original cost in pesos, less applicable accumulated depreciation, following the calculation method laid down by

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 3: (Continued)
------

               Technical Resolution No. 13, which was approved by the March 1999 Resolution of the Administrative Board of the Argentine Federation of Professional Councils in Economic Sciences.

          b.   Shares and options of Banco Hipotecario S.A.

               The shares in Banco Hipotecario S.A. held by Ritelco S.A. (a wholly-owned subsidiary) have been valued at their quotation at the end of the year, less estimated selling expenses, while options were valued at restated cost as mentioned in Note 1.b) to the individual unaudited financial statements or estimated net realizable value, whichever is lower.

          c.   Revenue Recognition

               The Company's revenues mainly stem from office rental, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

               See Note 4 for details on the Company's business segments. As discussed in Note 2.a., the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 4 of the F.A.C.P.C.E.

               o  Leases and services from shopping center operations

               Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales).

               Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

               Generally, the Company's lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 3:   (Continued)

               six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

               o  Credit card operations

               Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

               o  Hotel operations

               The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

               o  International operations

               As of September 30, 2001, the Company held a 49.95% ownership interest in Brazil Realty, a company operating in Brazil, which business primarily comprised the same type of operations related to real estate conducted by the Company in Argentina. See Note 2.e.ii., the Company sold its ownership interest in Brazil of february 28, 2002.

          d.   Intangible assets, net

               Intangible assets are carriedat cost adjusted for inflation, less accumulated depreciation.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 3:   (Continued)

               o  Trademarks

               Trademarks include the expenses and fees related to their registration.

               o  Advertising expenses

               Advertising expenses relate to the Torres de Abasto project, the opening of Abasto Shopping and promotion costs related to Paseo Alcorta. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of operations as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

               o  Investment projects

               Investment projects represent expenses primarily related to marketing efforts incurred by the Alto Palermo S.A for the selling of merchandise through certain means of communication. These costs are capitalized and amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of project.

               o  Goodwill

               Representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation at the end of the period, and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. The goodwill included in this caption was generated by the purchase of shares in Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A. by Alto Palermo S.A..

               o  Tenants list-Patio Bullrich

               This item represents the acquired tenant list of the Patio Bullrich shopping mall and is amortized using the straight-line method over a five-year period.

          e.   Issuance of new technical pronouncements

          In accordance with mentioned in Note 1.c) to the individual unaudited financial statements, the main amendments to the new Technical Pronouncements, which would mean significant adjustments being made to the Company's financial statements, are related to the recognition of income tax according to the deferred tax method and of the interest rate swap contract at the subsidiary Alto Palermo S.A. However, we cannot provide assurance that the National Securities Commission will adopt the above-mentioned Technical Pronouncements without adding any amendment or limitation to their application and, therefore, the effects on the financial statements of the Company could differ from those previously indicated.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTA 4:   SEGMENT INFORMATION

          The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International and Others. As discussed in Note 2.a., the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 4 of the F.A.C.P.C.E.

          A general description of each segment follows:

          o    Development and sale of properties

               This segment includes the operating results of the Company's construction and ultimate sale of residential buildings business.

          o    Office and other non-shopping center rental properties

               This segment includes the operating results of the Company's lease and service revenues of office space and other non-retail building properties from tenants.

          o    Shopping centers

               This segment includes the operating results of the Company's shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

          o    Hotel operations

               This segment includes the operating results of the Company's hotels principally comprised of room, catering and restaurant revenues.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 4:  (Continued)

          o    International

               This segment includes the results of operations:

               -Brazil: for the period ended September 30, 2001. As mentioned in Note 2.e.ii), the Company sold its ownership interest in Brazil in February 2002

          o    Others

               This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to Internet, telecommunications and other technology-related activities of the Company.

          The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

          The accounting policies of the segments are the same as those described in Note 2 to the unaudited financial statements and in Note 3 to the consolidated unaudited financial statements.

          The following information provides the operating results from each business unit:

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 4:

As of September 30, 2002:

                                   -------------------------------------------------------------------------------------------------
                                                                                                         Financial and
                                     Sales and      Office and                   Shopping                    other
                                    developments    Others (a)   International   centers        Hotels     operations      Total
                                   -------------------------------------------------------------------------------------------------
 Income                                   14,295         5,541               -      23,320       7,362               -       50,518
 Costs                                  (14,920)       (2,148)               -    (16,820)     (4,101)               -     (37,989)
 Gross income                              (625)         3,393               -        6500       3,261               -       12,529
 Administrative expenses                 (1,574)         (721)               -     (4,385)     (2,689)               -      (9,369)
 Selling expenses                          (786)             -               -     (5,025)       (818)               -      (6,629)
 Loss on purchasers rescissions
 of sales contracts                            -             -               -           -           -               -            -
 Results from operations and
 holding of real estate assets             (786)             -               -           -           -               -        (786)
 -----------------------------------------------------------------------------------------------------------------------------------
 OPERATING INCOME                        (3,771)         2,672               -     (2,910)       (246)               -      (4,255)
 -----------------------------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
 Depreciation and amortization (b)           951         1,598               -      14,494       1,104               -       18,147
 -----------------------------------------------------------------------------------------------------------------------------------

(a)   Includes offices, commercial and residential premises.
(b)   Included in operating income/loss.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 4:

As of September 30, 2001

                                    ------------------------------------------------------------------------------------------------
                                                                                                              Financial
                                       Sales and      Office and                   Shopping                   and other
                                     developments     Others (a)   International   centers        Hotels      operations     Total
                                    ------------------------------------------------------------------------------------------------
Income                                     12,045        13,384                -          -        10,974             -      36,403
Costs                                         246        (2,833)               -          -        (8,088)            -     (10,675)
Gross income                               12,291        10,551                -          -         2,886             -      25,728
Administrative expenses                    (2,744)       (1,283)             (88)      (197)       (3,125)            -      (7,437)
Selling expenses                           (1,501)          (36)               -          -        (1,126)            -      (2,663)
Results from operations and
holding of real estate assets                    -            -               97          -             -             -          97
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                             8,046         9,232               9       (197)       (1,365)            -      15,725
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization (b)              619         2,190               -          -         1,943             -       4,752
-----------------------------------------------------------------------------------------------------------------------------------

(a)      Includes offices, commercial and residential premises.
(b)      Included in operating income/loss.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 5:   OTHER RECEIVABLES

          The breakdown for this item is as follows:

                                                                September 30,          September 30,
                                                                     2002                   2001
                                                          -----------------------------------------------
                                                                           Non-                  Non-
                                                             Current     Current     Current    Current
                                                          -----------------------------------------------
Asset tax and prepayments                                        2,507      36,333      4,190     34,848
Value Added Tax (VAT)                                              375       1,849      8,572      2,898
C.N. Hacoaj Project                                                593           -      1,471          -
Related parties                                                    504         143     67,351      2,601
Services to be billed                                                -           -        551          -
Guarantee deposits                                                 554       2,033          -         84
Personnel loans and prepayments                                  3,468           -      2,482          -
Trust accounts receivable                                        2,056           -          -          -
Bids in progress                                                 1,083           -          -          -
Gross sales tax                                                    240         365          -          -
Debtors under legal proceedings                                      -           -        414          -
Sundry debtors                                                   2,095         433          -          -
Operation pending settlement                                        14           -          -          -
Income tax prepayments and withholdings                            773           -        925          -
Country club debtors                                               457           -      1,898          -
Tax on debits and credits                                            2           -        538          -
Other                                                              301           -      3,138          -
                                                          -----------------------------------------------
                                                                15,022      41,156     91,530     40,431
                                                          ===============================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 6:  INVENTORY

         The breakdown for this item is as follows:

                                                 September 30, 2002
                                        ------------------------------------
                                                                 Non-
                                              Current           Current
                                        ------------------------------------
         Constitucion 1111                         1,929                -
         Dique IV                                      -            6,198
         Dock 13                                       -               54
         Dorrego 1916                                  -               13
         Minetti "D"                                   -              223
         Figueroa Alcorta                              -                -
         Madero 1020                               1,972                -
         Caballito plots of land                       -           13,701
         Padilla 902                                   -              247
         Pilar                                         -            3,428
         Puerto Madero Dock 6                          -                -
         Rivadavia 2768                                -              155
         Sarmiento 517                                 -              357
         Torres Jardin                               328              330
         V.Celina                                      -               71
         Abril/Baldovinos                          9,550           11,441
         Alto Palermo Park                         4,234                -
         Alto Palermo Plaza                        1,097                -
         Benavidez                                     -           14,299
         Torres de Abasto                            629           13,226
         Other properties                              1                -
         Other                                       297                -
                                        ------------------------------------
                                                  20,037           63,743
                                        ====================================

                                                 September 30, 2001
                                        ------------------------------------
                                                                 Non-
                                              Current           Current
                                        ------------------------------------
         Constitucion 1111                         2,634                -
         Dique IV                                      -            6,194
         Dock 13                                      64                -
         Dorrego 1916                                  -                -
         Minetti "D"                                 420              312
         Figueroa Alcorta                            487                -
         Madero 1020                                   -                -
         Caballito plots of land                       -           20,025
         Padilla 902                                   -              363
         Pilar                                         -            3,429
         Puerto Madero Dock 6                        210               15
         Rivadavia 2768                                -                -
         Sarmiento 517                               438               95
         Torres Jardin                             1,708              303
         V.Celina                                     60                -
         Abril/Baldovinos                         26,690            6,643
         Alto Palermo Park                         4,776            7,923
         Alto Palermo Plaza                            -                -
         Benavidez                                     -           14,298
         Torres de Abasto                              -                -
         Other properties                              -                -
         Other                                       402                -
                                        ------------------------------------
                                                  37,889           59,600
                                        ====================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 7:       INVESTMENTS

              The breakdown for this item is as follows:

                                                September 30,      September 30,
                                                     2002               2001
                                               ---------------------------------
CURRENT
Lebacs                                                  6,383                -
Bocanova                                                  202                -
Boden                                                   1,188                -
Bocon Pro 1                                                 -            8,594
Telecom Argentina                                           -           13,902
Banco Hipotecario S.A.                                 15,511           16,617
Perez Companc                                               -              668
Time deposits and money markets                           503            1,413
Mutual funds                                           26,187           19,271
Patriotic Bond                                              -            1,548
Tarshop Trust                                           4,707                -
Other investments                                          60            1,659
                                               ---------------------------------
                                                       54,741           63,672
                                               =================================

NON-CURRENT
Alto Palermo S.A.                                           -          359,224
Brazil Realty                                               -          131,729
Llao - Llao Resorts S.A.                               12,469            5,386
Alto Invest S.A.                                          197                -
Banco de Credito y Securitizacion S.A.                  7,051            7,052
Latin American Econetworks N.V.                             -            9,979
IRSA Telecomunicaciones N.V.                            2,672            3,098
Valle de las Lenas S.A                                  8,506                -
Perez Cuesta S.A.C.I.                                  14,370                -
E-Commerce Latina S.A                                   5,288                -
Banco Hipotecario S.A.                                  6,888           23,341
IRSA I Trust Exchangeable Certificate Class B           1,144                -
IRSA I Trust Exchangeable Certificate Class C           1,839                -
IRSA I Trust Exchangeable Certificate Class D           5,853                -
IRSA I Trust Exchangeable Certificate Class A             620                -
Tarshop Trust                                           4,819                -
Art work                                                   37               38
                                               ---------------------------------
                                                       71,753          539,847
                                               ---------------------------------
Undeveloped parcels of land:

    Torres Jardin IV                                    2,245            3,050
    Puerto Retiro                                      46,460           46,890
    Santa Maria del Plata                             116,709          124,847
    Pereiraola                                         21,996           21,908
    Dique 3 parcela 1.b. (1)                           25,992            3,552
    Buenos Aires Realty S.A.                                -            4,187
    Argentine Realty S.A.                                   -            4,338
    Caballito                                          24,958                -
    Rosario                                            56,459                -

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 7:  (Continued)

         Undeveloped parcels of land:

         Neuquen                                         8,574                -
         Alcorta Plaza                                  11,812                -
         Other parcels of undeveloped land               3,115            3,116
                                                      --------------------------
                                                       318,320          211,888
                                                      --------------------------
                                                       390,073          751,735
                                                      ==========================

         (1)  Bs. As. Trade & Finance Center S.A. to September 30, 2002.

NOTE 8:  FIXED ASSETS

         The breakdown for this item is as follows:

                                                 September 30,    September 30,
                                                    2002             2001
                                            ------------------- ----------------
         HOTELS
         Hotel Intercontinental                       60,235            69,985
         Hotel Libertador                             42,046            44,098
         Hotel Piscis                                  5,235                 -
                                            ------------------- ----------------
                                                     107,516           114,083
                                            ------------------- ----------------
         OFFICE BUILDINGS
         Avda. de Mayo 595                             4,205                 -
         Avda. de Mayo 701                                 -             6,371
         Avda. Madero 942                              2,326             5,855
         Edificios costeros (Dique II)                23,891            27,185
         Laminar Plaza                                28,541            32,811
         Libertador 498                               37,997            54,223
         Libertador 602                                2,532             3,214
         Madero 1020                                   9,071            20,782
         Maipu 1300                                   41,568            47,998
         Puerto Madero Dock 5                              -             2,416
         Reconquista 823                              17,797            21,715
         Rivadavia 2768                                    -               341
         Sarmiento 517                                   258               599
         Suipacha 652                                 10,154            14,657
         Alto Palermo Plaza                            1,906             4,530
         Intercontinental Plaza                       65,159            72,916
         Costeros Dique IV                            17,883            23,423
                                            ------------------- ----------------
                                                     263,288           339,036
                                            ------------------- ----------------
         COMMERCIAL REAL ESTATE
         Alsina 934                                    1,515             1,544
         Constitucion 1111                               408             6,134
         Rivadavia 2243                                    -             8,260
         Av. Santa Fe 1588                                 -             8,392
                                            ------------------- ----------------
                                                       1,923            24,330
                                            ------------------- ----------------

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 8:  (Continued)

         OTHER FIXED ASSETS
         Alto Palermo Park                               802             3,081
         Thames                                        4,022             4,827
         Other                                         5,669             6,287
                                            -------------------- ---------------
                                                      10,493            14,195
                                            -------------------- ---------------

         SHOPPING CENTER
         Alto Avellaneda                              98,085                 -
         Alto Palermo                                262,801                 -
         Paseo Alcorta                                76,053                 -
         Abasto                                      225,147                 -
         Patio Bullrich                              133,510                 -
         Buenos Aires Design                          24,062                 -
         Nuevo Noa                                    21,934                 -
         Other properties                             11,478                 -
         Other                                        14,953                 -
                                            -------------------- ---------------
                                                     868,023                 -
                                            -------------------- ---------------
                                                   1,251,243           491,644
                                            ==================== ===============

NOTE 9:  SHORT AND LONG TERM DEBT

         The breakdown for this item is as follows:

                                                         September 30,            September 30,
                                                             2002                     2001
                                                    ----------------------- ----------------------------
                                                                    Non-                     Non-
                                                      Current     Current      Current      Current
                                                    ----------------------- ----------------------------
Convertible bond APSA 2006 (1)                                -      74,121            -            -
Negotiable obligations APSA (2)                          10,716     120,196            -            -
Accrued interest- Convertible bond                        3,740           -            -            -
Accrued interest- Negotiable obligations APSA             4,564           -            -            -
Intercompany                                                232           -            -            -
Bank debts (3)                                          347,628       1,834      284,025       28,145
Accrued interest - bank loans                            12,646           -        1,385            -
Negotiable obligations  2001 - principal amount (4)     151,689           -       96,222            -
Negotiable obligations  2001 - accrued interest               -           -        2,312            -
Other (5)                                                63,300           -       33,586            -
                                                    ----------------------- ----------------------------
                                                        594,515     196,151      417,530       28,145
                                                    ======================= ============================

The detail of issue of negotiable obligations and financial loans is mentioned in Note 6 to the unaudited financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 9: (Continued)

         (1) Corresponds to Negotiable Obligations convertible for Shares ("ONC") issued by APSA for US$ 50,000.000, as mentioned in Note 21 to the unaudited consolidated financial statements, net of the ONC subscribed by the Company for a total amount of $ 112.879 thousand.

         (2)   Includes:

               a) $ 50,330 thousand corresponding to general unsecured obligations issued by APSA for an original face value of total $85,000,000, which will fall due on April 7, 2005, date on which the principal will be fully amortized. As of September 30, 2002 APSA recorded certain mismatchings in financial ratios required under the Trust Agreement. As a result of this, the assumption of additional indebtedness by APSA and its subsidiaries is restricted.

               b) $ 27,432 thousand corresponding to general obligations secured by APSA originally issued for a total amount of US$ 40,000,000, falling due on January 13, 2005, date on which the principal will be fully amortized. These negotiable obligations are secured by the transfer in trust of all the shares which represent the capital stock of Shopping Alto Palermo S.A. for the benefit of the holders of those negotiable obligations. As of September 30, 2002, as a result of the prevailing conditions, the Company recorded certain mismatchings in the financial ratios required under the Trust Agreement signed in connection with the issuance of negotiable obligations. After the closing date, APSA called an Extraordinary Meeting of Holders of Negotiable Obligations that was held on November 11, 2002, at which it was decided to grant a waiver to the Company due to the failure to meet its commitments during the quarter comprised between July 1, 2002 and September 30, 2002.

               c) $ 53,150 thousand corresponding to general securities under obligations secured by Shopping Alto Palermo S.A. (SAPSA). Under the issue terms and conditions of those obligations, SAPSA is required to meet certain financial ratios and conditions, certain ratios and indebtedness levels, and there are restrictions on the obtainment of new loans. As of September 30, 2002, as a result of the prevailing conditions, SAPSA recorded certain mismatchings in the financial ratios required under the Trust Agreement signed in connection with the issuance of negotiable obligations. After the closing date, the Extraordinary Meeting of Holders of Negotiable Obligations held on November 11, 2002, granted a waiver to the Company for its failure to comply with its commitments during the quarter comprised between July 1, 2002 and September 30, 2002.

         (3)   It mainly includes:

               a) $ 299,200 thousand corresponding to a Syndicated loan obtained by the Company, as detailed in Note 6 to the basic financial statements.

               b) $ 42,637 thousand at current values, corresponding to a loan secured by real estate property owned by Hoteles Argentinos S.A., as mentioned in Note 14 to the consolidated financial statements.

               c) $ 1,834 thousand at current values, corresponding to a debt arising from interest rate swap operations. Corresponds to :(1) US$ 50.1 million for the guarantee provided to Morgan Guaranty Trust Company of New Bank, (2) a liability of US$
                    69.1 million and (3) a fee of $ 69.1 million arising from that contract (as detailed in Note 14.c) and Note 20.ii)).

         (4) Corresponds to the Negotiable Obligations issued by the Company, as mentioned in Note 6 to the unaudited basic financial statements.

         (5) As mentioned in Note 19 to the unaudited consolidated financial statements, $ 59,611 thousand for a debt with GSEM/AP Holdings L.P. have been included.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 10: OTHER LIABILITIES

              The breakdown for this item is as follows:

                                                     September 30, 2002          September 30, 2001
                                                            2002                         2001
                                               ----------------------------- ----------------------------
                                                   Current      Non-current     Current    Non-current
                                                   Current        Current       Current      Current
                                               ----------------------------- ----------------------------
   Seller financing                                        856           725        1,922         3,207
   Dividends payable                                     6,905             -            -             -
   Intercompany                                          1,181             -           15             -
   Guarantee deposits                                    1,093           847        1,635         3,849
   Provision for discounts                                  33             -           73             -
   Provision for lawsuits and contingencies                658         2,649          239           372
   Fees payable                                              5             -          215             -
   Rebilled condominium expenses                           522             -          951             -
   Directors' deposits                                       -             8            -            18
   Fund administration                                       3           482            -           935
   Operation pending settlement                          4,053             -       13,484             -
   Other provisions                                      1,611             -        1,900             -
   Collections on behalf of third parties                   58             -          117             -
   Pending settlements for sales of plots                  444             -        2,469             -
   Profits not yet realized                                214         1,115            -             -
   Other                                                 1,844             -        1,071             -
                                               ----------------------------- ----------------------------
                                                        19,480         5,826       24,091         8,381
                                               ============================= ============================



NOTE 11:      RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS

              The breakdown for this item is as follows:

                                                                     September 30,    September 30,
                                                                          2002             2001
                                                                   ----------------- -----------------
 Results from transactions related to shares of real estate                   (786)               97
 companies
                                                                   ----------------- -----------------
                                                                (1)           (786)               97
                                                                   ================= =================

         (1) This item includes losses from the quotation of shares in real estate companies, premiums on issuance of shares earned and losses from the impairment of real estate assets.


NOTE 12: FINANCIAL RESULTS, NET

         The breakdown for this item is as follows:

                                                  September 30,  September 30,
                                                       2002           2001
                                                --------------- ----------------
FINANCIAL RESULTS GENERATED BY ASSETS:
Interest income                                           7,267            123
Gain/(loss) on financial operations                       6,186       (51,553)
Exchange loss                                          (15,028)       (20,782)
Gain on exposure to inflation                          (37,367)          4,645
                                                --------------- ----------------
                                                       (38,942)       (67,567)
                                                --------------- ----------------

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 12:      (Continued)


 FINANCIAL RESULTS GENERATED BY LIABILITIES:
 Exchange gain/(loss)                                  81,696             (2)
 Loss on exposure to inflation                         35,557               -
 Financial expenses                                     2,301        (13,061)
                                               --------------- -----------------
                                                      119,554        (13,063)
                                               --------------- -----------------
 OTHER INCOME AND EXPENSES, NET                        80,612        (80,630)
                                               =============== =================


NOTE 13:      OTHER INCOME AND EXPENSES; NET

                                                September 30,    September 30,
                                                   2002              2001
                                               --------------- -----------------
 OTHER INCOME:
 Gain on early redemption of debt                      10,635              -
 Gain from the sale of fixed assets                        15              -
 Other                                                     99             317
                                               --------------- -----------------
                                                       10,749             317
                                               --------------- -----------------


 OTHER EXPENSES:
 Unrecoverable VAT                                       (91)           (539)
 Donations                                                (9)           (246)
 Gain/ (loss) from the sale of fixed assets                 -             (1)
 Contingencies for lawsuits                             (247)               -
 Debit and credit tax                                   (410)           (702)
 Other                                                  (415)         (1,755)
                                               --------------- -----------------
                                                      (1,172)         (3,243)
                                               =============== =================
 FINANCIAL RESULTS, NET                                 9,577         (2,926)
                                               =============== =================


NOTE 14:  RESTRICTED ASSETS

          Puerto Retiro S.A.: extension of the bankruptcy

          On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Darsena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. ("Tandanor").

          Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

          In June 1993, Tandanor sold the plot of land near Puerto Madero denominated "Planta 1" to Puerto Retiro S.A.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 14:  (Continued)


          Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor. The lawsuit is at its first stages. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

          Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff's claim shall be rejected by the courts.

          Hoteles Argentinos S.A.: mortgage loan

          The Extraordinary Shareholders' Meeting of Hoteles Argentinos S.A. held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. Buenos Aires for a total of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

          Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for nine-month loans plus the applicable mark-up per the contract, which consists in a variable interest rate applicable during the interest bearing periods, which ranges from 6.56% to 8.46% per year.

          The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

          At the date of issue of these financial statements, as a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 thousand falling due on Juanuary 26, April 29, July 29 and October 26, 2002, respectivelly and the interest installment amounting to US$ 315 thousand falling due on July 29 and October 26, 2002 were not paid. Although Hoteles Argentinos' Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans in these financial statements.

          Alto Palermo S.A.- Restricted assets.

          a) As of September 30, 2002, APSA records funds for $ 108 thousand in other current receivables, which have been restricted by the Federal Court of First Instance dealing with Labor Matters No. 40
               - Single Clerk's Office, in relation to the case entitled "Del Valle Soria, Delicia v. New Shopping S.A.", dismissal without legal justification.

          b) As of September 30, 2002, the Company records $ 15.0 million for shares in Emprendimiento Recoleta S.A. on which a pledge has been set up.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 14:  (Continued)

          c)   As of September 30, 2002, the Company records a balance of $
               187.4 million in non-current financial debts, corresponding to derivative financial instruments used as collateral for operations.

          d) As of September 30, 2002, Shopping Neuquen S.A. includes $ 56 thousand in financial loans, corresponding to a mortgage set up on acquired land for $ 3,334 thousand.

          e) On January 18, 2001, Shopping Alto Palermo S.A. issued negotiable obligations secured by all the shares representing its corporate capital transferred in trust in favor of their holders.

          f) On December 19, 2001 a "Guarantee Trust" agreement was entered into by and between Tarshop S.A., as Trustor, and HSBC Participaciones (Argentina) S.A., as Trustee, to secure compliance by Tarshop S.A with its obligations with the beneficiary, HSBC Bank Argentina S.A.. Those obligations include a loan for $ 1,5 million requested by Tarshop S.A. on November 9, 2000.


          The trust assets include receivables in favor of Tarshop S.A. for coupons issued for amounts charged to certain users of the Shopping card (Tarjeta Shopping) issued by Tarshop S.A..

          Buenos Aires Trade & Finance Center S.A..

          On October 18, 1999, the Company set up a first mortgage in favor of Corporacion Antiguo Puerto Madero Sociedad Anonima as collateral for the balance of the price of U$S 6,428,943,90 (principal and interest) for the acquisition of the Plot of Land 1 of Block 5 M of Dock 3 of Puerto Madero, in the City of Buenos Aires, which will fall due on December 9, 2002. The debt balance amounts to $5,823 thousand (principal, VAT and interest), and has been disclosed net of VAT and interest not yet accrued for $ 125 thousand under Mortgages payable.


NOTE 15:  TARSHOP CREDIT CARD RECEIVABLE SECURITIZACION

          Alto Palermo S.A. has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the "Trust") that issues certificates to public and private investors.

          To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the APSA balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the APSA balance sheet as a retained interest in transferred credit card receivables. Under these programs, APSA acts as the servicer on the accounts and receives a fee for its services.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 15:  (Continued)

          Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Titulos de Deuda Fiduciaria ("TDF") and Certificados de Participacion ("CP"), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

          Alto Palermo S.A. entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs and Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.7 million.


NOTE 16:  REDUCTION OF CAPITAL STOCK OF IRSA INTERNATIONAL LIMITED AND
          RITELCO S.A.

          On December 22, 2000, the shareholders of IRSA International Limited decided to redeem shares and retained earnings in that company for US$ 59,260. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 58,727. These reductions are pending of approval from the respective control authorities.

          On March 7, 2001, the shareholders of IRSA International Limited decided to redeem shares for US$ 4,370. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 4,560. Both decisions are pending of approval from the respective control authorities.

          During the period ended September 30, 2001, the shareholders of IRSA International Limited decided to redeem shares and retained earnings for US$ 12,464. The decision is pending of approval from the respective control authorities.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 16:  (Continued)

          On September 30, 2002 the shareholders of IRSA International Limited approved the liquidation of the Company, which is pending approval by the control authorities. On that date, the shareholders of Ritelco S.A. decided to make a reduction in capital stock and unappropriated retained earnings amounting to US$ 46,879 thousand. That reduction has not yet been submitted to the approval of the corresponding control authorities.

NOTE 17:  IRSA INTERNATIONAL LIMITED INVESTMENT'S IN IRSA
          TELECOMUNICACIONES N.V.

          In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the "Companies"). At that date, the Companies were development stage companies with no significant operations.

          Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000,
          (i) the Company formed IRSA Telecomunicaciones N.V. ("ITNV"), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the "Reorganization") and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV

          In September and December 2000, the Company had made additional contributions to ITNV for US$ 3 million, generating an increase in its participation in the capital stock at that date of 62%.

          As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV.

          On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC ("QIP") and SFM Domestic Investment LLC ("SFM" and together with QIP referred to herein as the "Investors") (the "Shareholders Agreement"), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$
          6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders' outstanding shares of series A preferred stock for cash at the greater of (i)

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 17:  (Continued)

          200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.


NOTE 18: SETTING UP OF A FINANCIAL TRUST FOR THE SECURITIZATION OF RECEIVABLES OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

          The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

          On December 17, 2001, IRSA, Inversora Bolivar S.A. and Baldovinos S.A., parties of the first part (hereinafter the "Trustors") and Banco Sudameris Argentina S.A., party of the second part (hereinafter the "Trustee"), have agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

          Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

          o Class A Participation Certificates ("CPA"): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

          o Class B Participation Certificates ("CPB"): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 18:  (Continued)

          o Class C Participation Certificates ("CPC"): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

          o Class D Participation Certificates ("CPD"): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flow, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

          The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

          Pursuant to Decree No. 214/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and was adjusted by a reference stabilization index (CER).

          At September 30, 2002, the Exchangeable Class A , B , C and D Participation Certificates amounted to thousand $ 7,879 in IRSA, thousand $ 1,255 in Inversora Bolivar S.A., and thousand $ 323 in Baldovinos S.A.


NOTE 19:  CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A.

          On November 9, 2001, IRSA Inversiones y Representaciones S.A. ("the Company") and GSEM/AP Holdings L.P. ("GSEM") entered into a first amendment to the Shareholders' Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the following:

          a)   The capital reduction of Palermo Invest S.A. by thousand $
               37,169.

          b) The unanimous approval of Palermo Invest S.A.'s shareholders of a cash dividend for a total amount in pesos equivalent to thousand US$ 19,702, provided this amount does not exceed, on the payment dates, the amount legally distributable.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 19:  (Continued)

          c) The assignment by the Company in favor of GSEM of rights proportional to the dividends mentioned in b) (called "IRSA Dividend Right"), in such a way that GSEM will have the right to collect all the dividends that may be approved (called "GSEM Dividend Right"), with the scope defined in point g).

          d) The Company's obligation to pay a total amount of thousand US$ 13,135 to GSEM (called "GSEM Credit"), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002.

          e) The entering into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A.. Under no circumstances, may the Trustee transfer, pledge or otherwise assign IRSA's shares either wholly or partially to any Person, and it must at all times exercise the voting rights granted by the shares as indicated by IRSA. Under the trust provisions, GSEM is not empowered, at any time, to request the trustee to extinguish the right to redeem IRSA's shares. Upon the Company's total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

          f) GSEM is empowered to collect all the distributions that Palermo Invest S.A. may resolve, provided the Company has not settled all the obligations generated in favor of GSEM, as provided in point
               d) above.

          g)   Finally, the Company and GSEM/AP Holdings L.P. acknowledge that:
               i) all the amounts received in cash by GSEM from Palermo Invest S.A. on account of IRSA Dividend Right, must be considered as a reduction in the amount owed by IRSA under the GSEM Credit, and
               ii) all the amounts received in cash by GSEM on account of the GSEM Credit will oblige GSEM to return to IRSA the equivalent portion of IRSA Dividend Right, but if IRSA pays the total amount plus all accrued interest and reasonable costs to GSEM, IRSA may then recover its rights regarding the IRSA Dividend Right .

          At the date of these financial statements: a) the first and second installment regarding the Company's payment obligation with GSEM mentioned in point d), which were due on January 31, 2002, and April 30, 2002, respectively are still outstanding.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 20:  DERIVATIVE INSTRUMENTS

          The Company uses various financial derivatives, mainly term exchange purchase-sale contracts, to hedge its net investment in foreign operations and as a complement to reduce its global financial costs.

          The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults.

          (i)  Foreign currency forward-exchange contracts

          The Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contract. The market value of the foreign currency forward contracts has not been recognized in the accompanying financial statements. As of September 30, 2002 and 2001, the Company did not have any foreign currency forward contracts in force.

          (ii) Interest rate swap

          In order to minimize its financing costs and to manage interest rate exposure, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt.

          As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the agreement, the Company was required to make a deposit of US$ 50.0 million with the counterparty. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statement of operations. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the consolidated financial statements. During the period ended September 30, 2002 and 2001, the Company recognized net losses of Ps. 0.82 million and 4.13 million, respectively.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTE 21:  ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR
          SHARES

          On August 20, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations convertible for ordinary, book-entry shares, par value of $ 0.10 each, for up to US$ 50,000,000.

          After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible for Shares for US$ 50,000,000 were fully subscribed and paid-up.

          This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

          The main issue terms and conditions of the convertible Negotiable Obligations are as follows:

          -    Issue currency: US dollars.

          -    Due date: July 19, 2006.

          - Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

          -    Payment currency: US dollars or its equivalent in pesos.

          - Conversion right: the negotiable obligations shall be convertible for ordinary book-entry shares with a par value of 0.10 each and at a price of US$ 0.0324 per share, at the option of each holder.

          - Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

          The Convertible Negotiable Obligations were paid in cash or by using liabilities due from APSA on the subscription date. In this connection, the Company has subscribed Negotiable Obligations Convertible for Shares representing 60.77% of the capital stock, for a total amount of US$ 31.0 million, by using loans existing at that date, intercompany balances and cash contributions.

NOTE 22: ALTO PALERMO - COMMITMENT TO MAKE CONTRIBUTIONS AND OPTIONS GRANTED TO ACQUIRE SHARES IN RELATED COMPANIES

          Alto Palermo S.A. and Telefonica de Argentina S.A. have undertaken to make capital contributions in E-Commerce Latina S.A. for $ 10 million, payable during April 2001, according to their respective shareholdings, and, if approved by the Board of Directors of E-Commerce Latina S.A., to make an optional capital contribution for up $12 million for the development of new lines of business. Telefonica de Argentina S.A. would contribute 75% of that amount.

          On April 30, 2001, Alto Palermo S.A. and Telefonica de Argentina S.A. made a contribution of $ 10 million, according to their respective shareholdings.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


NOTA 22:  (Continued)

          In addition, E-Commerce Latina S.A. has granted an irrevocable option to acquire Class B shares representing 15% of the corporate capital of Altocity.com S.A. in favor of Consultores Internet Managers Ltd., a company organized in the Cayman Islands, in order to act as representative of the Management of Altocity.com S.A. and represented by an independent lawyer. That option may be exercised during a term of 8 years as from February 26, 2000, at a price equivalent to current and future contributions to be made in Altocity.com S.A., plus interest to be accrued at a rate of 14% and to be capitalized annually.

Corporate domicile:                  Bolivar 108 1(0)Floor -  Federal Capital

Principal activity:                   Real estate investment and development


           Unaudited Financial Statements for the three-month periods ended as of September 30, 2002
                     compared with the same previous period
                          Stated in thousands of pesos
                 Fiscal period No. 60 beginning July 1(0), 2001

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:                                June 25, 1943

Of last amendment:                             July 2, 1999


Registration number with the
Superintendence of Corporations:               4,337


Duration of the Company:                       Until April 5, 2043

Information related to subsidiary companies is shown in Schedule C.


================================================================================
                          CAPITAL COMPOSITION (NOTE 11)
--------------------------------------------------------------------------------
                                                      In thousands of pesos
--------------------------------------------------------------------------------

                               Authorized for
                                Public Offer
           Type of stock         of Shares          Subscribed        Paid up
--------------------------------------------------------------------------------
Common stock,1 vote each         211,999,273          212,000          212,000
Treasury stock                   (4,587,285)          (4,588)          (4,588)
                               -------------------------------------------------
                                 207,411,988          207,412          207,412
================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

           UNAUDITED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001

                              In thousands of pesos

===============================================================================================
                                                                 September 30,  September 30,
                                                                      2002           2001
                                                                (Notes 1 and 2) (Notes 1 and 2)
                                                               --------------------------------
ASSETS
CURRENT ASSETS
Cash and banks (Schedule G)                                              9,154           1,681
Investments (Schedules C, D and G)                                      13,140          27,838
Mortgages and leases receivables (Note 3 - Schedule G) G)                6,358          28,453
Other receivables (Note 4 - Schedule G)                                 21,119          82,278
Inventory (Note 5)                                                       4,230           6,023
                                                               --------------------------------
TOTAL CURRENT ASSETS                                                    54,001         146,273
                                                               --------------------------------



NON-CURRENT ASSETS
Mortgages receivables (Note 3 - Schedule G)                                429          35,399
Other receivables (Note 4 - Schedule G)                                 12,019          28,431
Inventory (Note 5)                                                      24,777          30,736
Investments (Schedules C, D and G)                                     840,577         935,167
Fixed assets (Schedule A)                                              205,728         289,206
Intangible assets (Schedule B)                                           2,441           3,395
                                                               ---------------------------------
TOTAL NON-CURRENT ASSET                                              1,085,971       1,322,334
                                                               ---------------------------------
TOTAL ASSETS                                                         1,139,972       1,468,607
=================================================================================================



===============================================================================================
                                                                 September 30,  September 30,
                                                                      2002           2001
                                                                (Notes 1 and 2) (Notes 1 and 2)
                                                               --------------------------------
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Schedule G)                                     4,489           2,913
Notes payable (Schedule G)                                                  -               -
Mortgages payable (Schedule G)                                            959               -
Customer advances (Schedule G)                                            264           3,143
Short and long term debt (Note 6 - Schedule G)                        523,146         363,757
Salaries and social security charges                                      328             529
Taxes payable (Schedule G)                                             10,706           4,570
Other liabilities (Note 7 - Schedule G)                                10,308          88,761
                                                               -------------------------------
TOTAL CURRENT LIABILITIES                                             550,200         463,673
                                                               -------------------------------
NON-CURRENT LIABILITIES
Trade accounts payable (Schedule G)                                         -             385
Short and long term debt (Note 6 - Schedule G)                              -               -
Customer advances (Schedule G)                                             80             352
Taxes payable (Schedule G)                                                  -               -
Other liabilities (Note 7 - Schedule G)                                 1,476           6,304
                                                               -------------------------------
TOTAL NON-CURRENT LIABILITIES                                           1,556           7,041
                                                               -------------------------------
TOTAL LIABILITIES                                                     551,756         470,714
                                                               -------------------------------
SHAREHOLDERS' EQUITY (As per relevant statement)                      588,216         997,893
                                                               -------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          1,139,972       1,468,607
==============================================================================================

The accompanying notes and schedules are an integral part of these unaudited financial statements.

                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                         UNAUDITED STATEMENTS OF INCOME
                    For the three-month periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001
                              In thousands of pesos


============================================================================================================================
                                                                                   September 30,          September 30,
                                                                                        2002                   2001
                                                                                  (Notes 1 and 2)        (Notes 1 and 2)
                                                                               ---------------------------------------------
   Mortgages, leases and services                                                             13,196                13,467
   Cost of sales, leases and services (Schedule F)                                          (12,746)               (4,639)
                                                                               ---------------------------------------------
   GROSS INCOME                                                                                  450                 8,828
                                                                               ---------------------------------------------
   Selling expenses (Schedule H)                                                               (386)                 (816)
   Administrative expenses (Schedule H)                                                      (2,089)               (3,643)
                                                                               ---------------------------------------------
   SUBTOTAL                                                                                  (2,475)               (4,459)
                                                                               ---------------------------------------------
   Loss from operations and holding of real estate assets                                      (786)                     -
                                                                               ---------------------------------------------
   OPERATING INCOME                                                                          (2,811)                 4,369
                                                                               ---------------------------------------------
   Financial results, net (Note 8)                                                            48,817              (34,332)
   Equity in earnings of controlled and affiliated companies (Nota 10 c.)                     22,644              (55,824)
   Other income and expenses,net (Note 9)                                                      (442)                 (852)
                                                                               ---------------------------------------------
   INCOME (LOSS) BEFORE TAXES                                                                 68,208              (86,639)
   Income tax and asset tax (Note 2 .g and .h)                                                 (598)               (1,040)
                                                                               ---------------------------------------------
   INCOME (LOSS) FOR THE PERIOD                                                               67,610              (87,679)
============================================================================================================================

The accompanying notes and schedules are an integral part of these unaudited financial statements.

                                                         Eduardo Sergio Elsztain
                                                                 President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


             UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    For the three-month periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001

                      In thousands of pesos (Notes 1 and 2)

=================================================================================================================================
                                                                             Shareholders' contributions
                   Items
---------------------------------------------------------------------------------------------------------------------------------
                                                                           Inflation     Inflation
                                                             Treasury     adjustment    adjustment
                                             Common Stock      stock       of common    of treasury   Additional
                                               (Note 11)     (Note 11)       stock         stock     paid-in-capital   Total
---------------------------------------------------------------------------------------------------------------------------------
Balances as of beginning of the year              207,412         4,588       271,415         6,006       573,034     1,062,455
Net income (loss) for the period                        -             -             -             -             -             -
                                             ------------------------------------------------------------------------------------
Balances as of 30.09.02                           207,412         4,588       271,415         6,006       573,034     1,062,455
                                             ====================================================================================
Balances as of 30.09.01                           207,412         4,588       271,415         6,006       573,034     1,062,455
=================================================================================================================================


=========================================================
  Reserved
  Earnings
--------------


                              Total as of   Total as of
                 Retained      September     September
Legal reserve    earnings      30, 2002      30, 2001
--------------------------------------------------------
      19,568      (561,417)       520,606     1,085,572
           -         67,610        67,610      (87,679)
---------------------------------------------------------
      19,568      (493,807)       588,216             -
=========================================================
      19,568       (84,130)             -       997,893
=========================================================



The accompanying notes and schedules are an integral part of these unaudited financial statements.


                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                     UNAUDITED STATEMENTS OF CASH FLOWS (1)
                    For the three-month periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001
                              In thousands of pesos

============================================================================================================================
                                                                                           September 30,    September 30,
                                                                                                2002             2001
                                                                                          (Notes 1 and 2)  (Notes 1 and 2)
                                                                                          ----------------------------------
  CASH FLOWS FROM OPERATING ACITIVITES:
-   Gain/(Loss) for the period                                                                     67,610        (87,679)
-   ADJUSTMENTS TO RECONCILE NET LOSS TO CASH FLOW FROM OPERATING ACTIVITIES:
      o  Equity in earnings of affiliated companies                                              (22,739)          55,559
      o  Resultado por operaciones de activos inmobiliarios                                           786               -
      o  Allowances and provisions                                                                    124               7
      o  Amortization and depreciation                                                              1,096           2,794
      o  Financial results                                                                       (59,437)          17,052
      o  Income tax                                                                                   598           1,040
-   CHANGES IN ASSETS AND LIABILITIES:
      o  Increase in current investments                                                          (1,573)         (6,098)
      o  Increase  in non-current investments                                                    (17,557)               -
      o  Decrease in mortgages and leases receivables, net                                          3,988          10,456
      o  Decrease/(Increase) in other receivables                                                  23,698         (9,102)
      o  Decrease in inventory                                                                     10,069             540
      o  Decrease in intangible assets                                                                  7             128
      o  Increase in taxes payable, salaries and social security and customer advances              1,215           1,579
      o  Decrease in accounts and notes payable                                                   (1,892)           (546)
      o  Increase in accrued interest                                                              10,863           9,728
      o  Cash dividends received                                                                        -           1,555
      o  Decrease (Increase) in other liabilities                                                   2,380            (58)
                                                                                          ----------------------------------
           NET CASH (PROVIDED IN) USED BY  OPERATING ACTIVITIES                                    19,236         (3,045)
                                                                                          ----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
      o  Decrease from equity interest in subsidiary companies and equity investees                 3,937          32,359
      o  Increase from equity interest in subsidiary companies and equity investees              (16,454)           (436)
      o  Payment for acquisition of undeveloped parcels of land                                         -           (188)
      o  Loans granted to related parties                                                               -        (64,938)
      o  Cash acquired from mergers                                                                     -             268
      o  Purchase and improvements of fixed assets                                                (3,748)        (20,890)
                                                                                          ----------------------------------
           NET CASH USED IN INVESTING ACTIVITIES                                                 (16,265)        (53,825)
                                                                                          ----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
      o  Intercompany loans                                                                         4,290          82,474
      o  Proceeds from loans                                                                            -          86,297
      o  Payment of loans                                                                         (2,801)       (117,898)
      o  Increase in intangible assets                                                              (126)               -
      o  Payment of seller financing                                                                    -               -
                                                                                          ----------------------------------
         NET CASH USED IN FINANCING ACTIVITIES                                                      1.363          50,873
                                                                                          ----------------------------------
         NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                       4.334         (5,997)
----------------------------------------------------------------------------------------------------------------------------
         CASH AND CASH EQUIVALENTS AS OF BEGINNING OF PERIOD                                        5,066           8,443
----------------------------------------------------------------------------------------------------------------------------
         CASH AND CASH EQUIVALENTS AS OF END OF PERIOD                                              9,400           2,446
============================================================================================================================

  (1) Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

                                                  Eduardo Sergio Elsztain
                                                          President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    For the three-month periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001

                              In thousands of pesos


                                                                                               September 30,    September 30,
                                                                                                   2002             2001
                                                                                              (Notes 1 and 2)   (Notes 1 and 2)
                                                                                              ---------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
NON-CASH ACTIVITIES:
   o  Increase in inventory through a decrease in fixed assets                                          3,592              -
   o  Increase in fixed assets through a decrease in inventory                                            154              -
   o  Assets acquired from mergers                                                                          -            319
   o  Increase in non current investments through an increase in short and log term debts              84,024              -
   o  Increase in fixed assets through an increase in mortgages payable                                   959              -
   o  Increase in investments through an increase in other liailities                                     952              -
   o  Decrease in short and long term debt through a decrease in other receivables                          -          5,972
   o  Decrease in bank debts through an increase in other liabilities                                       -            369




















                                                         Eduardo Sergio Elsztain
                                                                President

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                    For the three-months periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001
                              In thousands of pesos

NOTE 1:   BASIS FOR THE PRESENTATION

          a)   Disclosure criteria

          In compliance with the provisions of Resolution No. 368/01 and 372/01 of the Argentine Securities Commission, these financial statements are stated in thousands of Argentine pesos and have been prepared in line with the valuation and disclosure criteria contained in Technical Resolutions No. 4, 5, 6, 8, 9, 10, 12 and 13 of the Argentine Federation of Professional Councils of Economic Sciences (the "FACPCE"), and according to the provisions of the aforementioned Resolutions.

          These financial statements include the effect of the Company's merger with a) Home Financing S.A. effective July 1, 2001 and b) Sociedad del Dique S.A. and Santa Maria del Plata S.A. effective July 1, 2000.

          The present financial statements must be readen condiderating the circumstances mentioned in note 1 to the consolidated financial statements.

          b)   Recognition of the effects of inflation

          The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 415 of the National Securities Commission, the effects of inflation are being recognized in the financial statements. To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed.

          As a consequence of the above, the Company's financial statements are presented in constant currency of September 30, 2002, having considered that the accounting measurements restated by the change in the purchasing power of the currency until August 31, 1995 and those arising between that date and December 31, 2001 are stated in currency of the latter date.

          The above restatement was made applying the coefficients prepared based on the domestic wholesale price index.

          For purposes of comparison, the figures corresponding to the three-month period ended September 30, 2001 have been restated as of September 30, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 1:   (Continued)

          c)   Issuance of new technical pronouncements

          The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual framework for professional accounting standards" ; No. 17:
          "Professional accounting standards: development of some general application issues", No. 18 : "Professional accounting standards: development of some particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", through Resolutions C 238/01, C 243/01, C 261/01 and C 262/01,
          respectively; establishing that those Technical Pronouncements and amendments to them will come into force for fiscal years commencing as from July 1, 2002.

          At the date of issue of these financial statements, the National Securities Commission had not adopted those Technical pronouncements and, consequently, as mentioned in Note 1.a), the Company has prepared these financial statements applying the pronouncements issued by that body, which do not contemplate these changes and differ from the provisions of applicable accounting standards.

          The main amendments to the new Technical Pronouncements, which would mean significant adjustments being made to the Company's financial statements, are related to the recognition of income tax according to the deferred tax method and of the interest rate swap contract at the subsidiary Alto Palermo S.A.

          However, we cannot provide assurance that the National Securities Commission will adopt the above-mentioned Technical Pronouncements without adding any amendment or limitation to their application and, therefore, the effects on the financial statements of the Company could differ from those previously indicated.

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

          The following is a summary of the principal accounting policies followed by the Company in the preparation of the financial statements, which have been applied consistently with respect to the previous period.

          a.   Investments

               a.1.   Current investments

                      Current investments include time deposits, which are valued at their cost plus accrued interest and mutual funds, which are carried at market value.

                      Time deposits have original maturities of three months or less. Unrealized gains and losses on time deposits and mutual funds are included in financial results, net, in the statements of income.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 2:   (Continued)

                        Current investments also include equity securities and government bonds. Unrealized gains and losses on government bonds and equity securities are also included in financial results, net, in the statements of income.

                        Generally, these investments represent securities traded on a National Securities Exchange, which are valued at the last reported sales price on the last business day of the period net of estimated selling expenses.

                 a.2.   Non-current investments

                        a.2.1.  Equity investments

                                Equity investments in controlled and affiliated companies have been accounted for under the equity method, in accordance with the provisions of Technical Resolution No. 5 of the F.A.C.P.C.E., except for the recently acquired related company Valle de las Lenas S.A., which for the time being has been valued at its acquisition cost.


                                Equity investments in less than 20% of the capital stock in companies in which the Company does not exercise significant influence are generally carried at market value, recognizing realized gains and losses in earnings, and if these do not exist, at their acquisition cost.

                                The value paid for the purchase of shares in controlled and affiliated companies over or under their equity value at the date of acquisition was recognized as positive or negative goodwill, which is amortized over ten periods.

                                The Company presents consolidated financial statements with its subsidiaries as complementary information.

                        a.2.2.  Participation certificates

                                The certificates of participation in IRSA I financial trust have been valued at their acquisition cost plus accrued interest in the case of classes A, B and C, and at the cost resulting from apportioning the participation certificate holding to the trust assets in the case of class D.

                        a.2.3.  Investments in debt securities

                                The investment in APSA's Convertible Bonds has been valued at cost, applying the exchange rate in force at period end, plus accrued interest.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 2:   (Continued)

               a.3.   Plots of land

                      The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company's strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

                      Land held for development and sale and improvements are stated at cost adjusted for inflation at the end of the period, as defined in Note 1.b), or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

                      At the end of the previous fiscal year, as mentioned in
                      Note 2.m., the Company set up provisions for impairment of certain plots (identified as Santa Maria del Plata and Torres Jardin IV).

                      The accounting value of plots of land, net of provisions set up, does not exceed estimated recoverable value.

          b.   Inventory

               A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several periods.

               Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation at the end of the period, as defined in Note 1.b), or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the period ended September 30, 2002 and 2001.

               Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 2:   (Continued)

               At the end of the previous fiscal year, as mentioned in Note 2.m, the Company set up provisions for impairment of certain inventories (identified as Avda. Madero 1020, Rivadavia 2768, Constitucion 1111, Terrenos de Caballito, Padilla 902 and parking lots in Dock 13).

               The accounting value of inventories, net of provisions set up, does not exceed estimated recoverable value.

          c.   Fixed assets

               Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

               Fixed assets value, net of provisions set up, does not exceed estimated recoverable value.

               o    Rental properties

                    Rental properties are carried at cost, adjusted for inflation at the end of the period, as defined in Note 1.b), less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 periods for buildings. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and any profit or loss is recognized.

                    The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the period ended September 30, 2002 and 2001.

                    At the end of the previous fiscal year, as mentioned in Note 2.m, the Company set up provisions for impairment of certain rental properties (identified as Libertador 498, Maipu 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitucion 1111, Dique 2 M10- Building C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. de Mayo 595, Costeros Dique IV and Sarmiento 517).

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 2:   (Continued)

               o    Software obtained or developed for internal use

                    The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the period ended June 31, 2002 and 2001 were not material. These costs are being amortized on a straight-line basis over a period of 3 periods.

               o    Other properties and equipment

                    Other property and equipment properties are carried at cost, less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

                   Asset                         Estimated useful life (periods)
    ------------------------------------- --------------------------------------
    Leasehold improvements                              On contract basis
    Facilities                                                 10
    Machinery and equipment                                    10
    Furniture and fixtures                                      5
    Computer equipment                                          3

                    The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

          d.   Intangible assets

               Intangible assets are carried at cost, adjusted for inflation at the end of the period as defined in Note 1.b), less accumulated depreciation.

               o    Deferred Financing Cost

                    Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case of repurchase of this notes, the related expenses are amortized using the proportional method.

               o    Selling and advertising expenses

                    Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 2:       (Continued)

          e.   Foreign currency assets and liabilities

               Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

               Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results, net.

               Pursuant to Decree No. 214/02 and Decree No. 762/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and were adjusted by a reference stabilization index (CER).

          f.   Monetary assets and liabilities

               Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

          g.   Income tax

               The Company has determined its income tax charge at the 35% rate in force in all periods presented.

               As permitted under Argentine income tax law in determining its taxable income for the period ended September 30, 2002, the Company has taken into consideration tax losses of approximately Ps. 11,6 million.

               As of September 30, 2002, the Company had accumulated tax loss carryforwards of approximately Ps. 383 million, which expire as follows:

                      Maturity                               $
                ---------------------------------------------------------
                        2003                                      81
                        2004                                     535
                        2005                                  28,440
                        2006                                     137
                        2007                                 342,196
                        2008                                  11,624
                                                    ---------------------
                       Total                               $ 383,013

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 2:   (Continued)

           h.  Asset tax

               During the period ended September 30, 1999, Law 25,063 set out the asset tax for four fiscal periods. This tax supplements the income tax, because while the latter is levied on the taxable income for the period, the asset tax is levied on the potential yield of certain assets at a 1% rate, and the Company's tax liability is the higher of both taxes.

               Law 25,360 modified law 25,063 by extending the term of application to ten fiscal periods.

               Any excess of the asset tax over and above the income tax in a given fiscal period may be considered as a payment on account of the income tax to be generated in the next four periods (in excess of the asset tax).

               As of September 30, 2002 the Company has estimated the applicable asset tax and has reflected the portion it estimates it will be able to offset in future periods in line with the rules in force under other (current and non-current) receivables, charging the remaining portion to income currently.


          i.   Customer advances

               Customer advances represent payments received in advance in connection with the sale and rent of properties.


          j.   Provisions for allowances and contingencies

               The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 2:   (Continued)

               The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company's lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

          k.   Advertising expenses

               The Company generally charges the advertising and publicity expenses to results when they are incurred, except for the advertising and publicity expenses related to the sale of real estate projects. Advertising and promotion expenses were approximately Ps. 47 and Ps. 577 million for the period ended September 30, 2002 and 2001, respectively.

          l.   Pension information

               The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

          m.   Impairment of long-lived assets

               The Company regularly evaluates its non-current assets for recoverability. The Company considers that impairment losses arise when the recoverable value is lower than book value. Impairment losses must be appropriated to the result for the period. The recoverable value is mainly determined using independent estimates or projections of future cash flows. At the end of the previous fiscal year, due to the progressive deterioration of the Argentine economy and the impact on the Company's revenue of the measures adopted by the National Government mentioned in Note 1 to the unaudited consolidated financial statements, the Company has reevaluated the recoverable value of its non-current assets, recording an impairment loss as the valuation of certain assets has exceeded the estimated recoverable value.

          n.   Financial derivatives

               The Company uses various financial derivatives to hedge its net investment in foreign operations and as a complement to reduce its global financial costs.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 2:   (Continued)

               The Company does not engage in trading or other speculative use of these financial instruments. Additionally, the Company has not used financial instruments to hedge transactions foreseen or firm commitments. To be eligible for hedging, the Company must be exposed to currency or interest rate risk, and the financial instrument must reduce the exposure and be designated as such. In addition, for hedging purposes, the significant characteristics and expected terms of the planned transaction must be identified and the expected transaction must be probable. Financial instruments that can be recorded as hedging instruments must maintain a high correlation between the hedging instrument and the item being hedged at the beginning and during the entire hedging period.

               The Company formally documents all the relationships between hedging instruments and hedged items, as well as its risk management objective and strategy before embarking on hedging transactions. This process includes detailing all the derivatives designated for hedging of specific assets and liabilities in the balance sheet or specific firm commitments or planned transactions. The Company also evaluates both at the beginning of the hedging transaction and on an ongoing basis whether the derivatives used in hedging transactions are very effective to offset fluctuations in the market values or cash flows of the items hedged. If it is determined that a derivative is not very effective for hedging or that it has stopped being an effective cover, the Company would discontinue the recording of such hedging instrument in the future.

               -    Foreign currency forward-exchange contracts

                    In accordance with the Company's risk management policies, it uses long-term foreign currency purchase and sale contracts as a supplement to reduce its overall financial costs as well as to administer its exposure regarding net investments in financial transactions.

                    Foreign currency forward-exchange contracts entered into by the Company generally mature within one period. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts.

               -    Interest rate swaps

                    Interest rate swaps are used to hedge interest rate exposure. Interest rate swaps are recognized on an accrual basis, recording the net amount receivable or payable as an adjustment to the interest rate expense. The accrued amount receivable or payable is included as an adjustment to the interest expense. Upon expiry or termination of a swap, the net income or loss realized or pending realization is recognized over the remaining original term if the hedged item remains unpaid, or immediately if the underlying hedged item is not unpaid. If the swap has not expired, or if it expires before maturity, but the underlying hedged item is no longer unpaid, the unrealized income or loss on the interest swap is immediately recognized.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 2:   (Continued)

          o.   Shareholders' equity

               Opening balances and account movements are stated in the currency of the month to which they correspond, restated as mentioned in
               Note 1.b).

          p.   Results for the period

               The results for the period are shown as follows:

               - Income accounts are shown in currency of the month to which they correspond, and have been restated as mentioned in Note 1.b).

               - Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

               - Financial gains and losses are included in Note 8, broken down to show those generated by assets and by liabilities.

               - Income/(loss) from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company's equity interest to the income/(loss) of such companies.

          q.   Estimations

               The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for the depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these financial statements.

          r.   Revenue recognition

               r.1. Sales of properties

                    The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

                    o    the sale has been consummated;

                    o there is sufficient evidence to demonstrate the buyer's ability and commitment to pay for the property;

                    o the Company's receivable is not subject to future subordination; and

                    o    the Company has transferred the property to the buyer.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 2:   (Continued)

                    The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company's management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

               r.2. Leases

                    Revenues from leases are recognized over the life of the related lease contracts. All revenues are presented net of taxes levied on sales.

          s.   Cash and cash equivalents

               The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily of time deposits, to be cash equivalents.

          t.   Result from operations and holding of real estate

               The results from operations and holding of real estate assets include the results provided by the valuation and sale of shares in real estate investment companies and the results due to impairment of real estate assets.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 3:   MORTGAGES AND LEASES RECEIVABLES

          The breakdown for this item is as follows:

                                                        September 30,              September 30,
                                                            2002                        2001
                                                 --------------------------------------------------------
                                                   Current     Non-current    Current     Non-current
                                                 --------------------------------------------------------
Mortgages and leases receivable                       1,378            429      16,963          33,550
Debtors  under legal proceedings                      1,784              -       9,576               -
Intercompany (Note 10 a.)                             3,978              -       3,661           1,849
Less:
Allowance for doubtful accounts (Schedule E)           (782)             -      (1,747)              -
                                                 --------------------------------------------------------
                                                      6,358            429      28,453          35,399
                                                 ========================================================

As of September 30, 2002, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.


NOTE 4:   OTHER RECEIVABLES

          The breakdown for this item is as follows:

                                                       September 30,             September 30,
                                                            2002                      2001
                                                ------------------------------------------------------
                                                   Current    Non-current     Current    Non-current
                                                ------------------------------------------------------
Asset tax (Note 2 h.)                                 2,392        11,477        4,178       25,743
Value Added Tax (VAT)                                     3             -        2,789            -
C.N. Hacoaj Project                                     593             -        1,471            -
Intercompany (Note 10 a.)                            13,720           143       69,231        2,604
Services to be billed                                     -             -          551            -
Guarantee deposits                                        -            38            -           84
Expenses to recover                                     837             -        1,097            -
Gross sales tax                                           4             -            -            -
Income tax advances                                      62             -          257            -
Trust accounts receivable                                 -           361            -            -
Credit Fiscal Certificates                            2,056             -            -            -
Other                                                 1,452             -        2,704            -
                                                ------------------------------------------------------
                                                     21,119        12,019       82,278       28,431
                                                ======================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 5:   INVENTORY

          The breakdown for this item is as follows:

                                September 30,               September 30,
                                     2002                        2001
                            ----------------------------------------------------
                             Current    Non-current     Current    Non-current
                            ----------------------------------------------------
Real estate for sale            4,230       24,777        6,023        30,736
                            ----------------------------------------------------
                                4,230       24,777        6,023        30,736
                            ====================================================


NOTE 6:       SHORT AND LONG TERM DEBT

              The breakdown for this item is as follows:

                                                      September 30,                September 30,
                                                           2002                         2001
                                               ----------------------------------------------------------
                                                  Current     Non-current      Current     Non-current
                                               ----------------------------------------------------------
Bank                                                299,200             -        252,657             -
loans
(1) (3)
Accrued interest - bank
loans                     (1)                        12,646             -          1,332             -
Negotiable Obligations - 2001 principal
amount
(2) (3)                                             151,689             -         96,222             -
Negotiable Obligations - 2001 -accrued
interest
(2)                                                       -             -          2,312             -
Other                                                59,611             -         11,234             -
(4)
                                               ----------------------------------------------------------
                                                    523,146             -        363,757             -
                                               ==========================================================

          1. In May 2000, the Company obtained a syndicated loan amounting to US$ 80,000 thousand through Bank Boston (leader of a bank syndicate) repayable in 24 months, bearing interest payable quarterly at the LIBO rate over three months plus 500 basic points. At September 30, 2002, the interest rate accrued on the loan was 7,11%.
               As from December 2001 the Company initiated a loan renegotiation process. The contract terms require that the Company maintain certain ratios and financial conditions, certain rates and indebtedness levels and sets restrictions on certain investments, payments, obtaining of new loans and sales of certain assets and capital investments.
               At September 30, 2002, as a result of the current economic situation, the Company has been unable to comply with certain financial ratios established by the loan agreement. See footnote 3.
          2. On December 21, 2000, the Board of Directors approved the issue of Class 02 negotiable obligations for US$ 43,500 thousand, in denominations of US$ 10,000 and multiples of US$ 1,000. the net proceeds from the negotiable obligations were appropriated to the settlement of the loan from Banca Nazionale del Lavoro amounting to US$ 21,763 thousand, HSBC for US$ 14,838 thousand and Banco Sudameris for US$ 6,449 thousand.
               The notes would be fully settled within 365 days from issue, i.e. on December 20, 2001, accruing interest at a floating rate payable quarterly in arrears.
               As from December 2001, the Company has initiated a negotiable obligation renegotiation process, as a result of which the due date has been postponed to November 13, 2002.
               During the quarter ended June 30, 2002, the Company has repurchased part of the notes, so that the new value, including interest capitalized up to October 31, 2002, amounts to US$ 41.0 million.
               At September 30, 2002, as a result of the current economic situation, the Company has been unable to comply with certain financial ratios established by the loan agreement. See footnote 3.
           3. On November 7, 2002 the Company signed a letter of intent with the creditor banks under the Syndicated Loan Agreement and the holders of Floating Rate Negotiable Obligations, in which it plans to refinance the debt for a term of 7 years, at a lower rate and with other financial commitments. The loans indicated in 1 and those indicated in 2 contain "cross - default provision" in connection with the financial instruments of our subsidiary APSA, as described in Note 21 to the unaudited consolidated financial statements.
          4. As mentioned in Note 19 to the unaudited consolidated financial statements, the Company included the debt of $ 59,611 thousand with GSEM / AP Holdings S.P.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 7:   OTHER LIABILITIES

          The breakdown for this item is as follows:

                                                        September 30,               September 30,
                                                             2002                        2001
                                                 ----------------------------------------------------------
                                                   Current     Non-current     Current      Non-current
                                                 ----------------------------------------------------------
Seller financing                                        810            725         1,896           3,207
Intercompany (Note 10 a.)                             4,782              -        84,476               -
Guarantee deposits                                      547            743         1,267           3,079
Provision for discounts (Schedule E)                     11              -            24               -
Provision for lawsuits (Schedule E)                     328              -            11               -
Fees payable                                              5              -           215               -
Directors' deposits                                       -              8             -              18
Fund administration                                       3              -             -               -
Operating pending settlement                          3,286              -             -               -
Collections on behalf  of third parties                  58              -           117               -
Other                                                   478              -           755               -
                                                 ----------------------------------------------------------
                                                     10,308          1,476        88,761           6,304
                                                 ==========================================================


NOTE 8:   FINANCIAL RESULTS, NET

          The breakdown for this item is as follows:

                                                     September 30,   September 30,
                                                          2002            2001
                                                    ---------------- ----------------
FINANCIAL RESULTS GENERATED BY ASSETS:
Interest income                                               665              122
Exchange (loss) gain                                      (8,903)                -
(Loss)/gain on exposure to inflation                     (10,462)                -
Gain/(loss) on financial operations                         4,068         (23,788)
                                                    ---------------- ----------------
                                                         (14,632)         (23,666)
                                                    ---------------- ----------------
FINANCIAL RESULTS GENERATED BY LIABILITIES:
Exchange gain/(loss)                                        77,857              (2)
Loss on exposure to inflation                                2,629                -
Financial expenses (Schedule H)                           (17,037)         (10,664)
                                                    ---------------- ----------------
                                                            63,449         (10,666)
                                                    ---------------- ----------------
FINANCIAL RESULTS, NET                                      48,817         (34,332)
                                                    ================ ================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 9:   OTHER INCOME AND EXPENSES, NET

          The breakdown for this item is as follows:

                                                September 30,    September 30,
                                                    2002             2001
                                               ---------------- ----------------
     OTHER INCOME:
     Other                                                19              137
                                               ---------------- ----------------
                                                          19              137
                                               ---------------- ----------------
     OTHER EXPENSES:
     Unrecoverable VAT                                   (65)            (246)
     Donations                                            (6)             (24)
     Debit and credit tax                               (272)            (465)
     Other                                              (118)            (254)
                                               ---------------- ----------------
                                                        (461)            (989)
                                               ---------------- ----------------
     TOTAL OTHER INCOME AND EXPENSES, NET               (442)            (852)
                                               ================ ================


NOTE 10:  BALANCES AND TRANSACTIONS WITH INTERCOMPANY

          a. The balances as of September 30, 2002 and 2001 with controlled, affiliated and related companies are as follows:

                                                September 30,      September 30,
                                                    2002               2001
                                                -------------------------------
 ABRIL S.A.
 Current mortgages and leases receivables                 16              28
 Other current receivables                                 -           1,940

 ALTERNATIVA GRATIS S.A.
 Current mortgages and leases receivables                  -              31

 ALTO PALERMO S.A.
 Current mortgages and leases receivables                897             394
 Other current receivables                                 -          66,493
 Current accounts payable                                 11             301
 Other current liabilities                               591               -

 ALTOCITY.COM S.A.
 Current mortgages and leases receivables                 57              86

 BALDOVINOS S.A.
 Current mortgages and leases receivables              1,013           2,393
 Non-current mortgages receivables                         -           1,849
 Other current receivables                                 -               -
 Other current liabilities                                37              44

 BANCO HIPOTECARIO S.A.
 Current mortgages and leases receivables                  -               4
 Current investments                                   5,155               -

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 10:  (Continued)

                                                                      September 30,      September 30,
                                                                          2002                2001
                                                                      -------------------------------
   BANCO DE CREDITO Y SECURITIZACION S.A
   Non-current investments                                                   7,051               -

   CACTUS S.A.
   Current trade accounts payable                                                -               -

   CRESUD S.A.C.I.F.
   Current mortgages and leases receivables                                      -             201
   Current accounts payable                                                      -              91
   Other current liabilities                                                     8               -

   DOLPHIN FUND MANAGEMENT S.A.
   Current mortgages and leases receivables                                      1             445
   Other current receivables                                                   281               -
   Current accounts payable                                                      -             157

   FIBESA S.A.
   Current accounts payable                                                      2               -

   HOTELES ARGENTINOS S.A.
   Other current receivables                                                     -              11
   Current accounts payable                                                      2              51

   INVERSORA BOLIVAR S.A.
   Current mortgages and leases receivables                                  1,940              44
   Other current receivables                                                   170               -
   Other current liabilities                                                     -          66,289

   LLAO LAO RESORTS S.A.
   Other current liabilities                                                 1,153               -

   PALERMO INVEST
   Other current receivables                                                13,135               -
   Other current liabilities                                                     -          18,143

   PRESTAMOS AL PERSONAL
   Managers, Directors and other current Staff of the Company                  134             787
   Managers, Directors and other non- current Staff of the Company             143           2,604

   RED ALTERNATIVA S.A.
   Current mortgages and leases receivables                                     50              20

   RITELCO S.A
   Other current receivables                                                 2,993               -

   TARSHOP SOCIEDAD ANONIMA
   Current mortgages and leases receivables                                      4              15

   UNIVERSAL REAL STATE S.A.
   Current mortgages and leases receivables                                      -               -

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 10:  (Continued)

          b. Gain/(loss) on controlled, affiliated and related companies during the periods ended September 30, 2002 and 2001 are as follows:

                                                       Sales and    Alquileres  Recovery of    Interest     Interest
                                            Period    service fees   ganados      expenses      Earned        Lost
                                         ------------------------------------------------------------------------------
INTERCOMPANY
Alto Palermo S.A.                            2002               -            -          -          2,008           -
                                             2001               -            -          -          4,132           -
Altocity.Com S.A.                            2002               -           16          -              -           -
                                             2001               -           63          -              -           -
Alternativa Gratis S.A.                      2002               -            -          -              -           -
                                             2001               -          137          -              -           -
Palermo Invest S.A                           2002               -            -          -              -           -
                                             2001               -            -          -              -          35
Cresud S.A                                   2002               -            -          -              -         199
                                             2001               -           93          -              -           -
Econetworks Argentina S.A.                   2002               -            -          -              -           -
                                             2001               -           33          -              -           -
Red Alternativa S.A.                         2002               -           20         45              -           -
                                             2001               -            -          -              -           -
Tarshop S.A.                                 2002               -           11          -              -           -
                                             2001               -           23          -              -           -
Dolphin Found Management S.A.                2002               -            -          -              -          32
                                             2001               -            -          -              -           -
Abril S.A.                                   2002               5            -          -              -           -
                                             2001              40            -          -              -           -
Llao Llao Resorts S.A.                       2002               -            -          -              -           6
                                             2001               -            -          -              -           -
Prestamos al personal                        2002               -            -          -              8           -
                                             2001               -            -          -             78           -
                                                      -----------------------------------------------------------------
Total 2002                                                      5           47         45          2,016         237
                                                      =================================================================
Total 2001                                                     40          349          -          4,210          35
                                                      =================================================================


          c.   The composition of intercompany gain/(loss) is as follows:

                                                                          Income / (loss)
                                                                ------------------------------------
                                                                 September 30,        September 30,
                                                                     2002                 2001
                                                                ------------------------------------
  Equity in earnings of controlled and affiliated companies                22,739         (55,559)
  Amortization of intangible assets and investments                          (95)            (265)
                                                                ------------------------------------
                                                                           22,644         (55,824)
                                                                ====================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 11:  COMMON STOCK

          a.   Common stock

               As of September 30, 2002, IRSA's capital stock was as follows:

==================================================================================================
                                                Approved by
                                ---------------------------------------------
                                                                             Date of record with
                                                                             the Public Registry
                      Par Value              Body                  Date          of Commerce
--------------------------------------------------------------------------------------------------
Shares issued for            -    First Meeting for IRSA's        04.05.1943        06.25.1943
cash                              Incorporation
Shares issued for       16,000    Extraordinary Shareholders'     11.18.1991        04.28.1992
cash                              Meeting
Shares issued for       16,000    Extraordinary Shareholders'     04.29.1992        06.11.1993
cash                              Meeting
Shares issued for       40,000    Extraordinary Shareholders'     04.20.1993        10.13.1993
cash                              Meeting
Shares issued for       41,905    Extraordinary Shareholders'     10.14.1994        04.24.1995
cash                              Meeting
Shares issued for        2,000    Extraordinary Shareholders'     10.14.1994        06.17.1997
cash                              Meeting
Shares issued for       74,951    Extraordinary Shareholders'     10.30.1997        07.02.1999
cash                              Meeting
Shares issued for       21,090    Extraordinary Shareholders'     04.07.1998        04.24.2000
cash                              Meeting
Shares issued for           54    Board of Directors' Meeting     05.15.1998        07.02.1999
cash
                      ----------
                       212,000
Treasury Stock          (4,588)
                      ----------
                       207,412
==================================================================================================


          On November 5, 2002 the Ordinary and Extraordinary Meeting of Shareholders for the fiscal year ended June 30, 2002 was held, at which it was resolved to approve the distribution of 4,587,285 shares held in the Company's own portfolio in proportion to the respective holdings of the shareholders, the Board of Directors having been vested with the implementation of its distribution.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 11:  (Continued)

          b.   Treasury stock

               The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

               During the period ended September 30, 2002 and 2001 no treasury shares were bought.

          c.   Restriction on the distribution of profits

               In accordance with the Argentine Corporations Law and the Company's By-laws, 5% of the net and realized profit for the period calculated in accordance with Argentine GAAP plus (less) prior period adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

          d.   Noncontributory Management Stock Ownership Plan

               On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan ("NMSOP") with eight executive officers of the Company (the "Beneficiaries"), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the "Participation Shares"), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement ("EPA"). Under Argentine law, the Company established a special purpose trust in this connection (the "Trust").

               The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six periods. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

               On April 7, 1998, the Company's shareholders, at an extraordinary shareholders' meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA.

               The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 12:  (Continued)


          - The Labor Court N(degree) 55 decided the embargo of units N(degree) 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

          - In connection with the acquisition of additional interest in Santa Maria del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company to secure the balance owed until it is fully paid.

          - As indicated in Note 19 e) to the September 30, 2002 unaudited consolidated financial statements, the Company has assigned in trust, under the terms of Law 24.441, in favor of the Trustee (ABN AMRO BANK N.V.) all the shares it owns in Palermo Invest S.A.

          - In view of the acquisition of Piscis Hotel by the Company, a senior mortgage and privilege has been set up on that hotel, in favor of Banco Rio de la Plata, for a total amount of US$ 275,000.

NOTE 13:  NEGOTIABLE OBLIGATIONS CONVERTIBLE

          On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

          a) Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company ("ONC") for up to a face value of US$100,000,000 (one hundred million pesos), for a term of 5
               (five) periods, at a fixed interest rate of 6% to 12% per annum, payable half-periodly in arrears.

          b) Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per $1 (one peso) of ONC face value, paying in cash $1(pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

          c) Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

          d) Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

          The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000,000 of securities consisting of negotiable obligations convertible for ordinary shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 ordinary shares. Furthermore, the conversion price and the price of Warrants have been set as follows:

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

NOTE 13:  (Continued)

          a) The conversion price is 0.5571 shares (5.5713 GDS), while the price of the Warrant is 0.6686 shares (6.6856 GDS).

          b) The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.7949 shares (0.1795 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

          The convertible negotiable obligations and options will fall due on November 14, 2007.

          At the date of issue of these financial statements, the convertible negotiable obligations were in the period in which holders may exercise their preemptive rights.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                                  FIXED ASSETS
                    For the three-months periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001

                              In thousands of pesos


===========================================================================================================================
                                                                                                Depreciation
                                                                                -------------------------------------------
                                                                                                    For the period
                                                                                              -----------------------------

                                                                                               Deductions
                            Value at    Increases    Deductions                                    And
            Items           beginning      and          and       Value as of    Accumulated    Transfers       Rate
                             of year    transfers    Transfers       end of         as of                         %
                                                        and          Period     beginning of
                                                     writedown                      year
                                                         of
                                                    inventories
                                                        (2)
---------------------------------------------------------------------------------------------------------------------------
Facilities                          -            -            -              -             -            -        10
Furniture and fixtures          1,523            -            -          1,523         1,521            -        20
Computer equipment              4,086           31            -          4,117         3,836            2       33.33
Leasehold improvements          5,683            4            -          5,687         3,356            -        10
Real Estate:
------------
Alsina  934                     1,787            -            -          1,787           265            -         2
Av. de Mayo 595                 5,621            -            -          5,621         1,394            -         2
Av. Madero 942                  5,527            -      (2,772)          2,755           839        (429)         2
Constitucion 1111                 588            -            -            588           177            -         2
Costeros Dique IV              18,304            -            -         18,304           351            -         2
Dique 2 M10 (1I) Edif. A       19,169            -            -         19,169           797            -         2
Dique 2 M10 (1I) Edif. C        5,599            -            -          5,599             -            -         2
Laminar Plaza                  30,134            -            -         30,134         1,478            -         2
Libertador 498                 43,889            -            -         43,889         5,734            -         2
Libertador 602                  2,883            -            -          2,883           341            -         2
Madero 1020                    11,808            -      (1,269)         10,539         1,603        (174)         2
Maipu 1300                     47,537            -            -         47,537         5,784            -         2
Piscis                            586        4,649            -          5,235             -            -         2
Puerto Madero Dock 5                -            -            -              -             -            -         2
Reconquista 823                21,325            -            -         21,325         3,449            -         2
Rivadavia 2243                      -            -            -              -             -            -         2
Rivadavia 2768                      -            -            -              -             -            -         2
Av. Santa Fe 1588                   -            -            -              -             -            -         2
Sarmiento 517                     303          179        (178)            304            43            1         2
Suipacha 652                   13,332            -            -         13,332         3,129            -         2
                           ------------------------------------------------------------------------------------------------
TOTAL AS OF SEPTEMBER  30,    239,684        4,863       (4,219)       240,328        34,097         (600)        -
2002
                           ================================================================================================
TOTAL AS OF SEPTEMBER 30,     302,172       20,893             -       323,065        32,282             -        -
2001
===========================================================================================================================


                                                                SCHEDULE A
============================================================================
                                   Depreciation
                              ----------------------
                               For the
                                period
                              ----------

                                                        Net     Net
                                                     carrying   carrying
            Items              Amount   Accumulated  Value as   value as
                                (1)        as of        of         of
                                        period end   September  September
                                                     30, 2002   30, 2001



----------------------------------------------------------------------------
Facilities                           -           -           -          69
Furniture and fixtures               -       1,521           2          69
Computer equipment                 116       3,954         163         471
Leasehold improvements             149       3,505       2,182       2,679
Real Estate:
------------
Alsina  934                          7         272       1,515       1,544
Av. de Mayo 595                     22       1,416       4,205       6,371
Av. Madero 942                      19         429       2,326       5,855
Constitucion 1111                    3         180         408       6,134
Costeros Dique IV                   70         421      17,883      23,423
Dique 2 M10 (1I) Edif. A            80         877      18,292      20,994
Dique 2 M10 (1I) Edif. C             -           -       5,599       6,191
Laminar Plaza                      115       1,593      28,541      32,811
Libertador 498                     158       5,892      37,997      54,223
Libertador 602                      10         351       2,532       3,214
Madero 1020                         39       1,468       9,071      20,782
Maipu 1300                         185       5,969      41,568      47,996
Piscis                               -           -       5,235           -
Puerto Madero Dock 5                 -           -           -       2,416
Reconquista 823                     79       3,528      17,797      21,715
Rivadavia 2243                       -           -           -       8,260
Rivadavia 2768                       -           -           -         341
Av. Santa Fe 1588                    -           -           -       8,392
Sarmiento 517                        2          46         258         599
Suipacha 652                        49       3,178      10,154      14,657
                              ----------------------------------------------
TOTAL AS OF SEPTEMBER  30,       1,103      34,600     205,728           -
2002
                              ==============================================
TOTAL AS OF SEPTEMBER 30,        1,577      33,859           -     289,206
2001
============================================================================

(1) The accounting application of the depreciation for the period is set forth in Schedule H.
(2)  See coments in Note 2.c.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                INTANGIBLE ASSETS
                    For the three-months periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001

                              In thousands of pesos


====================================================================================================================================
                                                           Values of origin                                           Amortization
                                         -------------------------------------------------------------------------------------------
                                          Balances                                            Accumulated
                                            as of                                Balances as     as of
                                          beginning                               of end of    beginning
                 Items                     of year     Additions    Deductions      period      of year     Additions    Deductions
------------------------------------------------------------------------------------------------------------------------------------
Development property expenses                   442             -            (7)         435          178            -             -
Bank loan expenses                           14,913           126              -      15,039       14,629            -             -
Exchange expenses                             3,236             -              -       3,236        1,462            -             -
                                         -------------------------------------------------------------------------------------------
TOTAL AS OF  SEPTEMBER 30, 2002              18,591           126            (7)      18,710       16,269            -             -
                                         ===========================================================================================
TOTAL AS OF SEPTEMBER 30, 2001               15,261           208          (128)      15,341       10,534          195             -
====================================================================================================================================


                                                                                SCHEDULE B
===========================================================================================
                                         Amortization            Net carrying value as of
                                         --------------------------------------------------

                                                     Accumulated
                                           Amount     as of end    September    September
                 Items                        (1)     of period    30, 2002     30, 2001
-------------------------------------------------------------------------------------------
Development property expenses                     -         178          257          411
Bank loan expenses                                -      14,629          410        1,593
Exchange expenses                                 -       1,462        1,774        1,391
                                         --------------------------------------------------
TOTAL AS OF  SEPTEMBER 30, 2002                   -      16,269        2,441            -
                                         ==================================================
TOTAL AS OF SEPTEMBER 30, 2001                1,217      11,496            -        3,395
===========================================================================================

(1) The accounting application of the amortization for the period is set forth in Schedule H.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                  SHARES AND OTHER SECURITIES ISSUED IN SERIES
                           INTEREST IN OTHER COMPANIES
                Balance Sheets as of September 30, 2002 and 2001

                              In thousands of pesos

============================================================================================================








                                                                                      Value as   Value as
     Issuer and types of securities        Class     P.V.      Amount      Listing       of         of
                                                                            value     September  September
                                                                                      30, 2002    30, 2001
------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
APSA 2005 bonds                             U$S      0.001      700,000           -           -      1,659
Telecom Argentina S.A                        $       0.001      537,239           -           -     13,902
Perez Companc S.A.                           $       0.001    1,638,171           -           -        668
Bocon PRO 1                                  $       0.001   13,174,419      0.0003           -      8,594
Banco Hipotecario S.A.                       $       0.001    2,410,824      0.0021       5,155        701
Patriotic Bond                               $       0.001      700,000      0,0010           -      1,548
Lebac                                        $       0.001       40,000           -          40          -
                                         -------------------------------------------------------------------
Total current investments as of                                                           5,195          -
September 30, 2002
                                         ===================================================================
Total current investments as of                                                                     27,072
September 30, 2001
============================================================================================================


                                                                                                      SCHEDULE C
==================================================================================================================
                                                          Issuer's information (1)



                                        -------------------------------------------------------------
                                                                Last financial statement
                                                    -------------------------------------------------
                                                                  Capital
                                           Main                    stock     Income(loss)Shareholders'      (1)
     Issuer and types of securities      Activity      Date     (par value)    for the     equity       Interest in
                                                                               period                     capital
                                                                                                           stock
------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
APSA 2005 bonds
Telecom Argentina S.A
Perez Companc S.A.
Bocon PRO 1
Banco Hipotecario S.A.
Patriotic Bond
Lebac
                                        --------------------------------------------------------------------------
Total current investments as of
September 30, 2002
                                        ==========================================================================
Total current investments as of
September 30, 2001
==================================================================================================================

(1)  Not inform because the equity interest is less than 5%.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                  SHARES AND OTHER SECURITIES ISSUED IN SERIES
                           INTEREST IN OTHER COMPANIES
                Balance Sheets as of September 30, 2002 and 2001
                              In thousands of pesos


=====================================================================================================




                                                                                  Value      Value
  Issuer and types of securities                                                Recorded   Recorded
                                       Class       P.V.      Amount   Listing   at         at
                                                                        value   September  September
                                                                                 30, 2002  30, 2001
-----------------------------------------------------------------------------------------------------
NON-CURRENT INVESTMENTS
Abril S.A.                            Common 1      5,000      1,320         -   (20,394)  (17,669)
                                        vote            -          -         -     25,315    24,193
                                      Irrevoc.
                                      Contrib
IRSA International Ltd.               Common 1      0.001          -         -          -   426,288
                                        vote
Pereiraola S.A.                       Common 1      0.001     50,000         -      7,832     7,957
                                        vote
                                      Irrevoc.          -          -         -      1,108     1,026
                                      Contrib.
Baldovinos S.A.                       Common 1      0.001      6,000         -     (5,605)   (4,539)
                                        vote
                                      Irrevoc.          -          -         -     11,636    11,578
                                      Contrib.
Palermo Invest S.A.                   Common 1      0.001  76,949,667        -    137,601   217,154
                                        vote
Hoteles Argentinos S.A.               Common 1      0.001  7,309,273         -    (2,564)    16,409
                                        vote
                                      Irrevoc.          -          -         -      3,553     1,327
                                      Contrib.
Alto Palermo S.A. (ex SAMAP)          Common 1      0,001  64,559,510        -    364,193    98,994
                                        vote
Buenos Aires Realty S.A.              Common 1      0.001      6,000         -          -     (153)
                                        vote
                                      Irrevoc.          -          -         -          -     4,340
                                      Contrib.
Buenos Aires Trade and Finance        Common 1      0.001      6,000         -     10,539     (142)
Center S.A.                             vote
                                      Irrevoc.          -          -         -     10,793     3,694
                                      Contrib.
Argentine Realty S.A.                 Common 1      0.001      6,000         -          -     (179)
                                        vote
                                      Irrevoc.          -          -         -          -     4,517
                                      Contrib.
Llao - Llao Resort S.A                Common 1      0.001  5,878,940         -     10,057     3,937
                                        vote
                                      Irrevoc.          -          -         -      2,412     1,449
                                      Contrib.
Banco de Credito y Securitizacion     Common 1      0.001  3,187,500         -      7,051     7,052
S.A.                                    vote
Alto Invest S.A.                      Common 1      0.001        960         -         12         -
                                        vote            -          -         -        185         -
                                      Irrevoc.
                                      Contrib.
Ritelco S.A.                          Common 1      0.001  66,970,394        -     40,427         -
                                        vote
Valle de las Lenas S.A.               Common 1      0.001  22,012,078        -      8,506         -
                                        vote
                                    -----------------------------------------------------------------
Total as of September 30, 2002                                                    612,657         -
                                    =================================================================
Total as of September 30, 2001                                                          -   807,233
=====================================================================================================


                                                                                       SCHEDULE C (Continued)
==============================================================================================================
                                                         Issuer's information
                                    ----------------------------------------------------------------
                                                                  Last financial statement
                                                          ------------------------------------------

  Issuer and types of securities            Main                               Income
                                                                      Capital  (loss)    Shareholders' Interest
                                          Activity           Date     Stock   for the       equity        in
                                                                     (Par       period                 Capital
                                                                      value)                            Stock
--------------------------------------------------------------------------------------------------------------
NON-CURRENT INVESTMENTS
Abril S.A.                                Building,       09. 30.      13,200   (1,711)     54,887       50%
                                       development and       2002
                                      administration of
                                        country club
IRSA International Ltd.                  Investment       09. 30.
                                                             2002
Pereiraola S.A.                        Real estate and    09. 30.         100      (31)      2,680       50%
                                          financing          2002


Baldovinos S.A.                        Real estate and    09. 30.          12     (353)     11,514       50%
                                          building           2002


Palermo Invest S.A.                      Investments      09. 30.      78,251     1,649    206,626    66,67%
                                                             2002
Hoteles Argentinos S.A.               Hotel Libertador    09. 30.       9,887     4,933    (1,516)    79,99%
                                        exploitation         2002


Alto Palermo S.A. (ex SAMAP)             Real estate      09. 30.      70,000    32,996    712,841  49,9310%
                                         investments         2002
Buenos Aires Realty S.A.                 Real estate      09. 30.
                                         investments         2002


Buenos Aires Trade and Finance           Real estate      09. 30.          12       476     21,190      100%
Center S.A.                              investments         2002


Argentine Realty S.A.                    Real estate      09. 30.
                                         investments         2002


Llao - Llao Resort S.A                 Hotel Llao-Llao    09. 30.      11,757     2,797     24,009       50%
                                        exploitation         2002


Banco de Credito y Securitizacion                         09. 30.      62,500  (20,370)    104,372     5,10%
S.A.                                       Banking           2002
Alto Invest S.A.                                          09. 30.          12      (99)        690        8%
                                                             2002

                                     Electronic Commerce
Ritelco S.A.                                              09. 30.      66,970   (1,024)     40,427      100%
                                         Investments         2002
Valle de las Lenas S.A.                                   28. 02.       22,012       450     62,983  30,9550%
                                           Turism            2002
                                    --------------------------------------------------------------------------
Total as of September 30, 2002
                                    ==========================================================================
Total as of September 30, 2001
==============================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                OTHER INVESTMENTS
                Balance Sheets as of September 30, 2002 and 2001

                              In thousands of pesos


                                                                                                   SCHEDULE D
=============================================================================================================
                                                                        Value as of          Value as of
                               Items                                 September 30, 2002  September 30, 2001
-------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
Time deposits                                                                        174                 344
Mutual funds                                                                       7,771                 422
                                                                    -----------------------------------------
Total current investments as of September 30, 2002                                 7,945                   -
                                                                    =========================================
Total current investments as of September 30, 2001                                     -                 766
                                                                    =========================================
NON-CURRENT INVESTMENTS
Santa Maria del Plata                                                            116,709             124,847
Torres Jardin IV                                                                   2,245               3,050
                                                                    -----------------------------------------
Subtotal                                                                         118,954             127,897
                                                                    -----------------------------------------
IRSA I Trust Exhangeable Certificates Class A                                        516                   -
IRSA I Trust Exhangeable Certificates Class B                                        953                   -
IRSA I Trust Exchangeable Certificates Class C                                     1,532                   -
IRSA I Trust Exchangeable Certificates Class D                                     4,878                   -
Convertible Bond APSA 2006                                                       101,050                   -
                                                                    -----------------------------------------
Subtotal                                                                         108,929                   -
                                                                    -----------------------------------------
Art work                                                                              37                  37
                                                                    -----------------------------------------
Total non-current investments as of September 30, 2002                           227,920                   -
                                                                    =========================================
Total non-current investments as of September 30, 2001                                 -             127,934
=============================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                            ALLOWANCES AND PROVISIONS
                    For the three-month periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001

                              In thousands of pesos

                                                                                                                        SCHEDULE E
====================================================================================================================================
                                                                                                   Carrying value   Carrying value
                                               Balances as of                                          as of            as of
                                                beginning of                                        September 30,   September 30,
                            Items                   year         Increases (1)      Decreases           2002             2001
------------------------------------------------------------------------------------------------------------------------------------
DEDUCTED FROM ASSETS:
  Allowance for doubful accounts                        1,213               -           (431)              782            1,747
  Provision for impairment of inventory                11,545             926         (4,320)            8,151                -
  Provision for impairment of fixed assets             42,517               -         (1,159)           41,358                -
  Provision for impairment of undeveloped               9,387               -               -            9,387                -
     plots of land
FROM LIABILITIES:
  Provisions for lawsuits                                 231             124            (27)              328               11
  Provisions for discounts                                 12               -             (1)               11               24
                                              --------------------------------------------------------------------------------------
TOTAL AS OF SEPTEMBER 30, 2002                         64,905           1,050         (5,938)           60,017                -
                                              ======================================================================================
TOTAL AS OF SEPTEMBER 30, 2001                          1,933               7           (158)                -            1,782
====================================================================================================================================

(1) The increase in the provision for lawsuits was allocated to the note on other expenses and the increase in the inventory valuation allowance results from the transfer of fixed assets for their subsequent sale. This does not have effects on results.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                       COST OF SALES, LEASES AND SERVICES
                          For the periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001

                              In thousands of pesos

                                                                                                    SCHEDULE F
=================================================================================================================
                                                                        September 30, 2002   September 30, 2001
                                                                       ------------------------------------------
I. COST OF SALES
Stock as of beginning of year                                                       35,638               37,299
PLUS (LESS):
Purchases for the period                                                                 -                    9
Expenses (Schedule H)                                                                  383                  252
Transfers to fixed assets                                                            (154)                    -
Transfers from fixed assets                                                          3,592                    -
LESS:
Reclassification of inventories sold                                                    16                  177
Reclassification from expenses for property sold to intangible assets                     -                    -
Stock as of end of period                                                          (29,007)             (36,759)
                                                                       ------------------------------------------
         SUBTOTAL                                                                   10,468                  978
                                                                       ------------------------------------------
PLUS
Cost of sales - Abril S.A.                                                             848                  781
Cost of sales  - Inversora del Pacifico S.A.                                              -                    -
Cost  of sales - Llao Llao                                                                -                    -
Resultado de operaciones y tenencia de activos inmobiliarios                              -                    -
                                                                       ------------------------------------------
       COST OF PROPERTIES SOLD                                                      11,316                1,759
                                                                       ------------------------------------------
II. COST OF LEASES
Expenses (Schedule H)                                                                1,337                1,962
                                                                       ------------------------------------------
       COST OF PROPERTIES LEASED                                                     1,337                1,962
                                                                       ------------------------------------------
III. COST OF FEES FOR SERVICES
Expenses (Schedule H)                                                                   93                  918
                                                                       ------------------------------------------
       COSTO OF FEES FOR SERVICES                                                       93                  918
                                                                       ------------------------------------------
       TOTAL COSTS OF SALES, LEASES AND SERVICES                                    12,476                4,639
=================================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                     FOREIGN CURRENCY ASSETS AND LIABILITIES
                Balance Sheets as of September 30, 2002 and 2001

                              In thousands of pesos

                                                                                                              SCHEDULE G
===================================================================================================================================
                                                                                                   Total as of     Total as of
                                                                           Prevailing exchange    September 30,   September 30,
                     Items                         Class       Amount              rate                2002            2001
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks:
     Cash                                           U$S          204,586    0.00364      (1)                 745                4
     Banks                                          U$S           45,288    0.00364      (1)                 165              507
     Savings accounts                               U$S        2,081,223    0.00364      (1)               7,576              137
    Checks to be deposited                          U$S                -    0.00364      (1)                   -                9
Investments:
    APSA 2005 bond                                  U$S                -    0.00364      (1)                   -            1,659
    Patriotic bond                                  U$S                -    0.00364      (1)                   -                -
    Time deposits                                   U$S                -    0.00364      (1)                   -              343
    Convertible Bond APSA 2006                      U$S       27,760,893    0.00364      (1)             101,050                -
    F.R.B.                                          U$S                -    0.00364      (1)                   -                -
    Mutual Funds                                    U$S        2,126,166    0.00364      (1)               7,739              268
Mortgages and leases receivables                    U$S                -    0.00364      (1)                   -           27,068
Other receivables:                                  U$S
    Intercompany                                    U$S                -    0.00364      (1)                   -           66,506
    Services to be billed                           U$S                -    0.00364      (1)                   -              551
    Operations pendings to settlement               U$S                -    0.00364      (1)                   -                -
    Personnel loans and prepayments                 U$S                -    0.00364      (1)                   -              484
                                                            --------------                       ----------------------------------
    Total Current Assets                                      32,218,156                                 117,275           97,536
                                                            --------------                       ----------------------------------
NON-CURRENT ASSETS
Mortgages receivable                                U$S                -    0.00364      (1)                   -           35,399
Other receivables:
    Intercompany                                    U$S                -    0.00364      (1)                   -                -
    Guarantee deposits                              U$S                -    0.00364      (1)                   -               84
    Personnel loans and prepayments                 U$S                -    0.00364      (1)                   -            2,592
Investments:
    IRSA International Ltd.:
       Shares                                       U$S                -    0.00364      (1)                   -          426,288
                                                            --------------                       ----------------------------------
    Total Non-current Assets                        U$S                -                                       -          464,363
                                                            --------------                       ----------------------------------
TOTAL ASSETS AS OF SEPTEMBER 30, 2002               U$S       32,218,156                                 117,275                -
                                                            ==============                       ==================================
TOTAL ASSETS AS OF SEPTEMBER 30, 2001               U$S      561,903,583                                       -          561,899
                                                            ==============                       ==================================
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                    U$S          824,818    0.00374      (1)               3,085               93
Customer advances                                   U$S           22,000    0.00374      (1)                  80            3,143
Mortgages payable                                   U$S          256,465    0.00374      (1)                 959                -
Taxes payable                                       U$S        2,308,624    0.00374      (1)               8,634                -
Short and long term debt                            U$S      139,878,877    0.00374      (1)             523,146          363,266
Other liabilities:
    Debt for purchase of shares                     U$S                -    0.00374      (1)                   -            1,896
    Intercompany                                    U$S          316,683    0.00374      (1)               1,153           84,476
    Guarantee deposits                              U$S                -    0.00374      (1)                   -            1,267
    Provisions                                      U$S                -    0.00374      (1)                   -               24
    Collections on behalf of third parties          U$S                -    0.00374      (1)                   -              117
                                                            --------------                       ----------------------------------
    Total Current Liabilities                       U$S      143,607,467                                 537,057          454,282
                                                            --------------                       ----------------------------------
NON-CURRENT LIABILITIES
Accounts payable                                    U$S                -    0.00374      (1)                   -              385
Short and long term debt                            U$S                -    0.00374      (1)                   -                -
Customer advances                                   U$S           22,000    0.00374      (1)                  80              352
Other liabilities:
    Debt for purchase of shares                     U$S                -    0.00374      (1)                   -            3,207
    Guarantee deposits                              U$S                -    0.00374      (1)                   -            3,079
    Directors' deposits                             U$S                -    0.00374      (1)                   -               18
                                                            --------------                       ----------------------------------
    Total Non-current Liabilities                   U$S           22,000                                      80            7,041
                                                            --------------                       ----------------------------------
TOTAL LIABILITIES AS OF SEPTEMBER 30, 2002          U$S      143,629,467                                 537,137                -
                                                            ==============                       ==================================
TOTAL LIABILITIES AS OF SEPTEMBER 30, 2001          U$S      461,323,757                                       -          461,323
===================================================================================================================================

(1)  Official rate of exchange quoted by Banco Nacion at September 30, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

          INFORMATION REQUIRED BY LAW 19,550, SECTION 64, PARAGRAPH B)
                    For the three-month periods beginning on
                              July 1, 2002 and 2001
                      and ended September 30, 2002 and 2001

                              In thousands of pesos
                                                                      SCHEDULE H

==============================================================================================================================


                                           Total as of        Cost of
                                          September 30,      properties        Cost of        Cost of fees    Cost of hotel
                  Items                        2002            leased      properties sold    for services       activity
------------------------------------------------------------------------------------------------------------------------------
 Directors' fees                                      98                -                -                -                -
 Fees and payments for services                      303                -                -                -                -
 Salaries, bonuses and social security charges       956                -                -                -                -
 Other expenses of personnel administration          166                -                -                -                -
  Depreciation and amortization                     1,103              838                -                -                -
 Maintenance of buildings                            906              499              383                -                -
 Utilities and postage                                 3                -                -                -                -
 Travel expenses                                      32                -                -                -                -
 Advertising and promotion                            47                -                -                -                -
 Fees and expenses for property sold                 346                -                -                -                -
 Local transportation and stationery                  38                -                -                -                -
 Taxes, rates and assessments                          -                -                -                -                -
 Subscriptions and dues                               16                -                -                -                -
 Interest and indexing adjustments                16,950                -                -                -                -
 Bank charges                                         82                -                -                -                -
 Safety box and stockbroking charges                  21                -                -                -                -
 Doubtful accounts                                     -                -                -                -                -
 Insurance                                            23                -                -                -                -
 Security                                              7                -                -                -                -
 Courses                                               3                -                -                -                -
 Lawsuits                                              -                -                -                -                -
 Results of  trust                                     -                -                -                -                -
 Rents                                                94                -                -                -                -
 Other                                               131                -                -               93                -
                                         -------------------------------------------------------------------------------------
 Total as of September 30, 2002                   21,235            1,337              383               93                -
                                         =====================================================================================
 Total as of September 30, 2001                        -            1,962              252              918                -
==============================================================================================================================


==================================================================================================
                                                          Expenses
                                         -------------------------------------------
                                                                                     Total as of
                                                                                      September
                  Items                  Administration   Selling       Financing     30, 2001
--------------------------------------------------------------------------------------------------
 Directors' fees                                   98              -             -           358
 Fees and payments for services                   303              -             -           305
 Salaries, bonuses and social security
 charges                                          956              -             -         2,254
 Other expenses of personnel administration       166              -             -             2
 Depreciation and amortization                    265              -             -         2,794
 Maintenance of buildings                          24              -             -         1,108
 Utilities and postage                              3              -             -             -
 Travel expenses                                   32              -             -            11
 Advertising and promotion                          8             39             -           577
 Fees and expenses for property sold                -            346             -           232
 Local transportation and stationery               38              -             -            27
 Taxes, rates and assessments                       -              -             -            20
 Subscriptions and dues                            16              -             -            95
 Interest and indexing adjustments                  -              -        16,950         9,297
 Bank charges                                       -              -            82           137
 Safety box and stockbroking charges               16              -             5            44
 Doubtful accounts                                 23              -             -             -
 Insurance
 Security                                           7              -             -             2
 Courses                                            3              -             -             7
 Lawsuits                                           -              -             -             -
 Results of  trust                                  -              -             -             -
 Rents                                             94              -             -             -
 Other                                             37              1             -           978
                                         ---------------------------------------------------------
 Total as of September 30, 2002                 2,089            386        17,037             -
                                         =========================================================
 Total as of September 30, 2001                 3,643            816        10,664        18,255
==================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

            BREAKDOWN BY MATURITY DATE OF RECEIVABLES AND LIABILITIES
                        AS OF SEPTEMBER 30, 2002 AND 2001

                              In thousands of pesos

                                                                      SCHEDULE I

====================================================================================================================================
                                                                  WITH MATURITY DATE
                             -------------------------------------------------------------------------------------------------------
                                                                         TO DUE
                                      ----------------------------------------------------------------------------------------------

                                         UP TO    FROM 3   FROM 6   FROM 9    FROM 1    FROM 2    FROM 3    FROM 4            TOTAL
                     WITHOUT   FALLING     3       TO 6     TO 9     TO 12     TO 2      TO 3      TO 4    PERIODS    TOTAL    WITH
                      TERM       DUE     MONTHS   MONTHS   MONTHS   MONTHS   PERIODS   PERIODS   PERIODS     ON      TO DUE    TERM
------------------------------------------------------------------------------------------------------------------------------------
2002
Assets
  Investments        114,190        -        61       56        82       52      199    4,076    1,536     1,817      7,879    7,879
  Receivables          2,056    1,003    22,487      658       641      632    2,506    2,480    2,467     4,995     36,866   37,869
Liabilities
  Loans                    -   59,612   463,564        -         -        -        -        -        -         -    463,534  523,146
  Other liabilities        -       35    24,990      206       291    1,532    1,075      153      245        83     28,575   28,610

2001
Assets
  Investments         27,486        -       109       97        62       84        -        -        -         -        352      352
  Receivables              -    1,447    22,775   73,244     5,911    7,353   13,111   16,707    9,069    24,944    173,114  174,561
Liabilities
  Loans                    -        -   186,797        -   176,960        -        -        -        -         -    363,757  363,757
  Other liabilities        -        -    98,379      677       274      588    3,027    3,163      166       683    106,957  106,957
====================================================================================================================================


================================================================
                                          INTEREST
                                  ------------------------------
                                            ACCRUED
                                         -----------------------

                          TOTAL    NO       FIXED      VARIABLE
                                  ACRCRUED   TERM      TERM
----------------------------------------------------------------
2002
Assets
  Investments           122,069        -   104,091    17.978
  Receivables            39,925   37,095     2,830         -
Liabilities
  Loans                 523,146        -   211,301   311,845
  Other liabilities      28,610   24,373     2,702     1,535

2001
Assets
  Investments            27,838   27,486       352         -
  Receivables           174,561   47,592    60,476    66,493
Liabilities
  Loans                 363,757      491         -   363,266
  Other liabilities     106,957  101,376     5,581         -
================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2002

                          Stated in thousands of pesos


1.     None

2.     None

3.     Additional information on assets and liabilities

===================================================================================================================================
                               FALLING DUE      WITH NO                        TO DUE (POINT 3 C)
                                               MATURITY
                                                DATE
                             -----------------------------------------------------------------------------------------
            CONCEPT             30.06.02       CURRENT      31.12.02      31.03.02        30.06.03        30.09.03          TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
RECEIVABLES
Receivables for sale             1,003               -        5,242             48              37              28           6,358
Other receivables                    -           2,056       17,245            610             604             604          21,119
                            -------------------------------------------------------------------------------------------------------
Total                            1,003           2,056       22,487            658             641             632          27,477

LIABILITIES
Customer advances                    -               -          204             20              20              20             264
Taxes payables                       -               -       10,428            120              87              71          10,706
Trade accounts payable               -               -        4,489              -               -               -           4,489
Mortgages payable                    -               -            -              -               -             959             959
Other liabilities                   35               -        9,635             66             174             398          10,308
Short and long term debts       59,612               -      463,534              -               -               -         523,146
Salaries and social
securities payables                  -               -          234              -              10              84             328
                            -------------------------------------------------------------------------------------------------------
Total                           59,647               -      488,524            206             291           1,532         550,200
===================================================================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2002

3.   (Continued)

                          Stated in thousands of pesos

===================================================================================================================================
                                                                             TO MATURE (POINT 3 C)
                                         ------------------------------------------------------------------------------------------
                           WITHOUT ANY
                          FIXED DUE DATE
             ITEMS        (NON-CURRENT)     30.9.04      30.9.05     30.9.06        30.9.07        30.9.08     30.9.09     30.9.10
-----------------------------------------------------------------------------------------------------------------------------------
RECEIVABLES
Receivables for sale                  -          87          60           48             53             31          29         29
Other receivables                     -       2,419       2,420        2,419          2,422          1,940           -          -
Total                                 -       2,506       2,480        2,467          2,475          1,971          29         29

LIABILITIES
Customer advances                     -          80           -            -              -              -           -          -
Other liabilities                     -         995         153          245              -              -           -          -
Total                                 -       1,075         153          245              -              -           -          -

===================================================================================================================================


==========================================================================================
                                                   TO MATURE (POINT 3 C)
                               --------------------------------------------------------------

             ITEMS              30.9.11  30.9.12  30.9.13  30.9.14  30.9.17  30.9.43 TOTAL
---------------------------------------------------------------------------------------------
RECEIVABLES
Receivables for sale                21       24       28       19        -       -      429
Other receivables                    -        -        -       38      361       -   12,019
Total                               21       24       28       57      361       -   12,448

LIABILITIES
Customer advances                    -        -        -        -        -       -       80
Other liabilities                    -       75        -        -        -       8    1,476
Total                                -       75        -        -        -       8    1,556
=============================================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                UNAUDITED BUENOS AIRES STOCK EXCHANGE REGULATIONS
                     BALANCE SHEET AS OF SEPTEMBER 30, 2002

                          Stated in thousands of pesos

The classification of receivables and liabilities is as follows:

4-a.   Breakdown by currency and maturity

===============================================================================================================================
                                               CURRENT                               NON-CURRENT
                               ---------------------------------------------------------------------------------

                                  LOCAL       FOREIGN                   LOCAL          FOREIGN        TOTAL         TOTAL
             ITEMS               CURRENCY     CURRENCY   TOTAL CURRENT   CURRENCY     CURRENCY     NON-CURRENT
-------------------------------------------------------------------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables                         6,358            -         6,358          429             -           429         6,787
 Other receivables                  21,119            -        21,119       12,019             -        12,019        33,138
                               ------------------------------------------------------------------------------------------------
 Total                              27,477            -        27,477       12,448             -        12,448        39,925
===============================================================================================================================
 LIABILITIES
 Customer advances                     184           80           264            -            80            80           344
 Taxes payable                       2,072        8,634        10,706            -             -             -        10,706
 Trade accounts payable              1,404        3,085         4,489            -             -             -         4,489
 Mortgages payable                       -          959           959            -             -             -           959
 Other liabilities                   9,155        1,153        10,308        1,476             -         1,476        11,784
 Short and long term debt                -      523,146       523,146            -             -             -       523,146
 Salaries and social security
 payable                               328            -           328            -             -             -           328
                               ------------------------------------------------------------------------------------------------
 Total                              13,143      537,057       550,200        1,476            80         1,556       551,756
===============================================================================================================================


=======================================================================


                                TOTAL IN      TOTAL IN
                                  LOCAL        FOREIGN       TOTAL
             ITEMS              CURRENCY      CURRENCY
-----------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables                         6,787             -        6,787
 Other receivables                  33,138             -       33,138
                               ----------------------------------------
 Total                              39,925             -       39,925
=======================================================================
 LIABILITIES
 Customer advances                     184           160          344
 Taxes payable                       2,072         8,634       10,706
 Trade accounts payable              1,404         3,085        4,489
 Mortgages payable                       -           959          959
 Other liabilities                  10,631         1,153       11,784
 Short and long term debt                -       523,146      523,146
 Salaries and social security
 payable                               328             -          328
                               ----------------------------------------
 Total                              14,619       537,137      551,756
=======================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2002

                          Stated in thousands of pesos

4-b.   Breakdown by adjustment clause

=================================================================================================================================
                                                   CURRENT                                NON-CURRENT
                                  -----------------------------------------------------------------------------------

                                     WITHOUT        WITH                       WITHOUT        WITH         TOTAL
              ITEMS                ADJUSTMENT    ADJUSTMENT         TOTAL    ADJUSTMENT    ADJUSTMENT   NON-CURRENT      TOTAL
                                     CLAUSE        CLAUSE          CURRENT     CLAUSE        CLAUSE
---------------------------------------------------------------------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables                            6,358              -         6,358           429             -          429         6,787
 Other receivables                     21,119              -        21,119        12,019             -       12,019        33,138
                                  -----------------------------------------------------------------------------------------------
 Total                                 27,477              -        27,477        12,448             -       12,448        39,925
=================================================================================================================================

 LIABILITIES
 Customer advances                        264              -           264            80             -           80           344
 Taxes payable                         10,706              -        10,706             -             -            -        10,706
 Trade accounts payable                 4,489              -         4,489             -             -            -         4,489
 Mortgages payable                        959              -           959             -             -            -           959
 Other liabilities                     10,308              -        10,308         1,476             -        1,476        11,784
 Short and long term debt             523,146              -       523,146             -             -            -       523,146
 Salaries and social security
 payable                                  328              -           328             -             -            -           328
                                  -----------------------------------------------------------------------------------------------
 Total                                550,200              -       550,200         1,556             -        1,556       551,756
=================================================================================================================================


==============================================================================


                                        TOTAL         TOTAL
                                       WITHOUT        WITHT
              ITEMS                  ADJUSTMENT    ADJUSTMENT       TOTAL
                                       CLAUSE        CLAUSE
------------------------------------------------------------------------------
 ACCOUNTS RECEIVABLES
 Receivables                               6,787             -         6,787
 Other receivables                        33,138             -        33,138
                                  --------------------------------------------
 Total                                    39,925             -        39,925
==============================================================================

 LIABILITIES
 Customer advances                           344             -           344
 Taxes payable                            10,706             -        10,706
 Trade accounts payable                    4,489             -         4,489
 Mortgages payable                           959             -           959
 Other liabilities                        11,784             -        11,784
 Short and long term debt                523,146             -       523,146
 Salaries and social security
 payable                                     328             -           328
                                  --------------------------------------------
 Total                                   551,756             -       551,756
==============================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2002

                          Stated in thousands of pesos

4-c.   Breakdown of accounts receivable and liabilities by interest clause

================================================================================================================
                                                 CURRENT                              NON-CURRENT
                                 -------------------------------------------------------------------------------
                                                     NOT-                                    NOT-      TOTAL
                                  ACCRUING INTEREST  ACCRUING  TOTAL     ACCRUING INTEREST   ACCRUING  NON-
                                                     INTEREST  CURRENT                       INTEREST  CURRENT
----------------------------------------------------------------------------------------------------------------
                                   FIXED   VARIABLE                       FIXED    VARIABLE
                                   RATE      RATE                          RATE      RATE
                                 -------------------                    --------------------
 ACCOUNTS RECEIVABLES
 Receivables                         181   -           6,177     6,358   424       -              5        429
 Other receivables                 2,082   -          19,037    21,119   143       -         11,876     12,019
                                 -------------------------------------------------------------------------------
 Total                             2,263   -          25,214    27,477   567       -         11,876     12,448
================================================================================================================

 LIABILITIES
 Customer advances                     -   -             264       264   -         -             80         80
 Taxes payable                         -   -          10,706    10,706   -         -              -          -
 Trade accounts payable                -   -           4,489     4,489   -         -              -          -
 Mortgages payable                   959   -               -       959   -         -              -          -
 Other liabilities                 1,743   810         7,755    10,308   -         725          751      1,476

 Short and long term debt         211,301  311,845         -   523,146   -         -              -          -
 Salaries and social security
 payable                               -   -             328       328   -         -              -          -
                                 -------------------------------------------------------------------------------

 Total                            214,003  312,665    23,542   550,200   -         725          831      1,556
================================================================================================================


=============================================================================


                                            TOTAL      TOTAL
                                   TOTAL    ACCRUING   NOT-ACCRUING  TOTAL
                                            INTEREST   INTEREST
-----------------------------------------------------------------------------



 ACCOUNTS RECEIVABLES
 Receivables                        6,787       605      6,182        6,787
 Other receivables                 33,138     2,225     30,913       33,138
                                 --------------------------------------------
 Total                             39,925     2,830     37,095       39,925
=============================================================================

 LIABILITIES
 Customer advances                    344         -        344          344
 Taxes payable                     10,706         -     10,706       10,706
 Trade accounts payable             4,489         -      4,489        4,489
 Mortgages payable                    959       959          -          959
 Other liabilities                 11,784     3,278      8,506       11,784

 Short and long term debt         523,146   523,146          -      523,146
 Salaries and social security
 payable                              328         -        328          328
                                 --------------------------------------------

 Total                            551,756   527,383     24,373      551,756
=============================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2002

                          Stated in thousands of pesos

5.     Intercompany

       a.   Intercompany interest
            See Schedule C to the financial statements.

       b.   Intercompany debit/credit balances (Note 10)

       Current mortgages and leases receivables

       ========================================================================
                                                           September 30, 2002
                                                          ---------------------
       Intercompany:
          Abril S.A.                                                      16
          Alto Palermo S.A.                                              897
          Altocity.Com S.A.                                               57
          Baldovinos S.A.                                              1,013
          Dolphin Fund Management S.A.                                     1
          Inversora Bolivar S.A                                        1,940
          Red Alternativa S.A.                                            50
          Tarshop Sociedad Anonima                                         4
       ========================================================================

         Other current receivables

       ========================================================================
                                                           September 30, 2002
                                                          ---------------------
       Intercompany:
          Dolphin Fund Management S.A.                                   281
          Inversora Bolivar S.A.                                         170
          Palermo Invest S.A                                          13,135
       ========================================================================

       Current trade accounts payable

       ========================================================================
                                                           September 30, 2002
                                                          ---------------------
       Intercompany:
          Alto Palermo S.A.                                               11
          Fibesa S.A.                                                      2
          Hoteles Argentinos S.A.                                          2
       ========================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2002

                          Stated in thousands of pesos

       Other current liabilities

       =========================================================================
                                                             September 30, 2002
                                                             -------------------
       Intercompany:
          Alto Palermo S.A.                                               591
          Baldovinos S.A.                                                  37
          Cresud S.A.                                                       8
          Ritelco S.A.                                                  2,993
          Llao Llao Resorts S.A.                                        1,153
       =========================================================================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2002


                          Stated in thousands of pesos


6.    None.

7. In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8. Not applicable. See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

9.    None.

10.   None.

11.   None.

12.   See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2002

                          Stated in thousands of pesos

13.    Insured Assets.

                                         Insured     Accounting
                                         amounts       values                          Risk covered
                                       ------------  ------------   ----------------------------------------------------
 Alsina 934 Capital                (3)       1,890         1,515    Fire, explosion with additional coverage and debris
                                                                    removal

 Alsina 934 Capital                (3)         308         1,515    Third party liability with additional coverage and
                                                                    minor risks.

 Av. de Mayo 589-99 Capital                  4,662         4,205    Fire, explosion with additional coverage and debris
                                                                    removal

 Av. Alicia M. de Justo 1714 Dock  (1)      17,000            54    Fire, explosion with additional coverage and
 13  Capital                                                        debris removal

 Av. Alicia M. de Justo 1714 Dock  (1)         555            54    Third party liability with additional coverage and
 13  Capital                                                        minor risks.

 Av. Alicia M. de Justo 750 Dock   (1)      16,775             -    Fire, explosion with additional coverage and
 5 Capital                                                          debris removal

 Av. Alicia M. de Justo 750 Dock   (1)         202             -    Third party liability with additional coverage and
 5 Capital                                                          minor risks.

 Av. Alicia M. de Justo 840 Dock   (1)      17,550             -    Fire, explosion with additional coverage and
 6 Capital                                                          debris removal

 Av. Alicia M. de Justo 840 Dock   (1)         406             -    Third party liability with additional coverage and
 6 Capital                                                          minor risks.

 Bolivar 108 e H. Yrigoyen 476              10,395             -    Fire, explosion with additional coverage and
 Capital                                                            debris removal

 Bolivar 108 e H. Yrigoyen 476               3,829             -    Third party liability with additional coverage and
 Capital                                                            minor risks.

 Constitucion 1111 Capital                     460         2,336    Fire, explosion with additional coverage and
                                                                    debris removal

 Constitucion 1111 Capital                   1,000         2,336    Third party liability with additional coverage and
                                                                    minor risks.

 Constitucion 1111 TIA Capital               3,625         2,336    Fire, explosion with additional coverage and debris
                                                                    removal

 Dorrego 1916 Capital              (4)      17,430            13    Fire, explosion with additional coverage and debris
                                                                    removal

 Dorrego 1916 Capital              (4)         506            13    Third party liability with additional coverage and
                                                                    minor risks.

 Edificios costeros Dique 2 Este.           29,400        23,891    Fire, explosion with additional coverage and
 Dockitos. P. Madero Capital                                        debris removal

 Edificios costeros Dique 2 Este.            2,021        23,891    Third party liability with additional coverage and
 Dockitos. P. Madero Capital                                        minor risks.

 Edificios costeros Dique 4 O.     (1)      17,000        17,883    Fire, explosion with additional coverage and
 Cosentini 240 Capital                                              debris removal

 Edificios costeros Dique 4 O.     (1)       1,002        17,883    Third party liability with additional coverage and
 Cosentini 240 Capital                                              minor risks.

 F. Alcorta 3351 Palacio Alcorta   (1)      30,250             -    Fire, explosion with additional coverage and
 Capital                                                            debris removal

 F. Alcorta 3351 Palacio Alcorta   (1)       1,655             -    Third party liability with additional coverage and
 Capital                                                            minor risks.

 Gurruchaga 274 Torres Jardin III  (2)      10,736           151    Fire, explosion with additional coverage and
 Capital                                                            debris removal

 Gurruchaga 274 Torres Jardin III  (2)         601           151    Third party liability with additional coverage and
 Capital                                                            minor risks.

 ING Butty 240 Laminar Plaza       (1)      47,250        28,540    Fire, explosion with additional coverage and
 Capital                                                            debris removal

 ING Butty 240 Laminar Plaza       (1)       4,130        28,540    Third party liability with additional coverage and
 Capital                                                            minor risks.

 Libertador 450-98  Capital        (1)      67,200        37,997    Fire, explosion with additional coverage and
                                                                    debris removal

 Libertador 450-98  Capital        (1)       3,758        37,997    Third party liability with additional coverage and
                                                                    minor risks.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2002

                          Stated in thousands of pesos

13.    Insured Assets (Continued)

                                        Insured      Accounting
                                        amounts        values                          Risk covered
                                      ------------  ------------   ----------------------------------------------------
Av. Libertador 602  Capital       (1)      25,200         2,531     Third party liability with additional coverage and
                                                                    minor risks.
Av. Libertador 602  Capital       (1)       1,002         2,531     Fire, explosion with additional coverage and
                                                                    debris removal

Madero 1020 Capital               (1)      56,700        11,042     Fire, explosion with additional coverage and
                                                                    debris removal
Madero 1020 Capital               (1)       3,283        11,042     Third party liability with additional coverage and
                                                                    minor risks.

Madero 940  Capital               (1)      36,960         2,326     Fire, explosion with additional coverage and
                                                                    debris removal
Madero 940  Capital               (1)       1,315         2,326     Third party liability with additional coverage and
                                                                    minor risks.

Maipu 1270 - 1300 Capital                  44,100        41,569     Fire, explosion with additional coverage and
                                                                    debris removal
Maipu 1270 - 1300 Capital                   2,778        41,569     Third party liability with additional coverage and
                                                                    minor risks.

Padilla 870 Torres Jardin II      (2)       9,450           442     Fire, explosion with additional coverage and
Capital                                                             debris removal

Padilla 870 Torres Jardin II      (2)         607           442     Third party liability with additional coverage and
Capital                                                             minor risks.

Reconquista 823 Capital                    13,000        17,797     Fire, explosion with additional coverage and
                                                                    debris removal

Rivadavia 2768 Capital            (1)       3,610           155     Fire, explosion with additional coverage and
                                                                    debris removal
Rivadavia 2768 Capital            (1)         251           155     Third party liability with additional coverage and
                                                                    minor risks.

Sarmiento 501                     (1)       3,885           615     Fire, explosion with additional coverage and
                                                                    debris removal
Sarmiento 501                     (1)         607           615     Third party liability with additional coverage and
                                                                    minor risks.

Serrano 287 Torres Jardin I       (2)       9,450            65     Fire, explosion with additional coverage and
Capital                                                             debris removal

Serrano 287 Torres Jardin I       (2)         607            65     Third party liability with additional coverage and
Capital                                                             minor risks.

Suipacha 664                               31,500        10,154     Fire, explosion with additional coverage and
                                                                    debris removal
Suipacha 664                                2,722        10,154     Third party liability with additional coverage and
                                                                    minor risks.



              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                UNAUDITED BALANCE SHEET AS OF SEPTEMBER 30, 2002

                          Stated in thousands of pesos

General

In the case of insurance covering fire and explosion with additional coverage, the amounts insured are stated at replacement and/or reconstruction to an "as new" condition value, not including land and foundations, due to the apportionment rules.

Insured amounts correspond to units belonging to the company that are being sold, and/or units sold under mortgages not having individual policies with assigned rights.

Notes:

(1) Insured amounts correspond to the total for the building. The amount insured for each co-owner is obtained by applying the percentage of co-ownership to the total insurance. (2) Insured amounts correspond solely to jointly held areas.

(3) Insurance purchased by tenants with provisions for the assignment of rights.

(4)  Insured amounts correspond to units not yet having a bill of sale.

(5) Insured amounts correspond to common areas and partially to individual areas.


In our opinion, the above-described policies adequately cover current risks.

14.  Not applicable.

15.  See comments in Note 1 to the consolidated financial statements.

16.  Not applicable.

17.  None.

18. In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until this obligations would be cancelled.



BUENOS AIRES, NOVEMBER 11, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                BUSINESS OVERVIEW

                              In thousands of pesos

1. BRIEF COMMENTS ON THE COMPANY'S ACTIVITIES DURING THE YEAR, INCLUDING REFERENCES TO SIGNIFICANT EVENTS AFTER THE END OF THE PERIOD.

     See attached.

2. CONSOLIDATED SHAREHOLDERS' EQUITY STRUCTURE AS COMPARED WITH THE SAME PERIOD FOR THE FOUR PREVIOUS YEARS.

                                 September      September     September 30,      September       September
                                 30, 2002       30, 2001           2000          30, 1999        30, 1998
                               -------------- --------------  ---------------  --------------  --------------
Current Assets                      166,222        244,526          254,317         439,350         379,758
Non-Current Assets                1,800,543      1,394,535        1,626,242       1,566,020       1,559,475
                               -------------- --------------  ---------------  --------------  --------------
TOTAL                             1,966,765      1,639,061        1,880,559       2,005,370       1,939,233
                               ============== ==============  ===============  ==============  ==============
Current Liabilities                 684,378        470,010          330,442         416,099         261,135
Non-Current Liabilities             235,431         39,818          225,025         150,896         358,700
                               -------------- --------------  ---------------  --------------  --------------
SUBTOTAL                            919,809        509,828          555,467         566,995         619,835
                               -------------- --------------  ---------------  --------------  --------------
Minority interest in
subsidiaries                        458,740        131,340          128,059         128,665         119,282
                               -------------- --------------  ---------------  --------------  --------------
Shareholders' Equity                588,216        997,893        1,197,033       1,309,710       1,200,116
                               -------------- --------------  ---------------  --------------  --------------
TOTAL                             1,966,765      1,639,061        1,880,559       2,005,370       1,939,233
                               ============== ==============  ===============  ==============  ==============


3. CONSOLIDATED INCOME STRUCTURE AS COMPARED WITH THE SAME PERIOD FOR THE FOUR PREVIOUS YEARS.

                                  September       September      September       September       September
                                   30, 2002       30, 2001        30, 2000       30, 1999        30, 1998
                                 -------------  --------------  -------------  --------------  --------------
Operating ordinary profit           (4,255)          15,725         16,608           6,194          12,887
Financial results                    80,612        (80,630)       (20,410)           (799)        (20,010)
Equity in earnings of
affiliated companies                    349        (14,610)          9,779           7,143           9,467
Other income (expenses)               9,577         (2,926)        (1,431)             301           6,346
                                 -------------  --------------  -------------  --------------  --------------
LOSS BEFORE TAXES                    86,283        (82,441)          4,546          12,839           8,690
Income tax/ asset tax               (1,652)         (3,207)        (2,869)         (2,944)               -
Minority interest                  (17,021)         (2,031)          (730)           (922)         (1,670)
                                 -------------  --------------  -------------  --------------  --------------
NET (LOSS) INCOME                    67,610        (87,679)            947           8,973           7,020
                                 =============  ==============  =============  ==============  ==============

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                BUSINESS OVERVIEW

                              In thousands of pesos


4.   STATISTICAL DATA AS COMPARED WITH THE SAME PERIOD OF THE FOUR PREVIOUS
     YEARS.

     Summary of properties sold in units and thousands of pesos.

                                            Accumulated    Accumulated   Accumulated    Accumulated   Accumulated
                                               as of          as of         as of          as of         as of
                   Real Estate               September      September     September      September     September
                                              30, 2002      30, 2001       30, 2000      30, 1999       30, 1998
                                                 (1)           (1)            (1)           (1)            (1)
       ------------------------------------ ------------- -------------- ------------- -------------- -------------
       Apartments & Loft Buildings
       Torres Jardin                                 29            886         3,703            511         2,115
       Torres de Abasto                             414          2,567          6,046       (9,286)        22,679
       Alcorta Palace                                 1              -             -             20         1,442
       Concepcion Arenal and Dorrego 1916             -              -         1,812          1,378           588
       Alto Palermo Park                            819          3,327             -          2,581         1,025
       Other                                        214          1,438         1,284              -         1,340

       Residential Communities
       Abril / Baldovinos                         3,971          3,495         4,364          5,444         8,517
       Villa Celina I, II and III                     -              -          (49)             22         1,316
       Villa Celina IV and V                          -             44         1,739              -             -
       Other                                          -              -             -              -             -

       Undeveloped parcels of land
       Dique IV                                       -              -        12,387              -             -
       Puerto Madero Dique II                         -              -             -              -             -

       Other
       Puerto Madero Dock 13                          -              -             -            531             -
       Puerto Madero Dock 6                         141              -             -              -           872
       Av. de Mayo 701                                -              -         3,128              -             -
       Constitucion 1111                          2,000              -             -              -             -
       Madero 1020                                4,362              -             -              -             -
       Madero 940                                 1,659              -             -              -             -
       Other                                        601             58             -            226            88
                                            ------------- -------------- ------------- -------------- -------------
                                                 14,211         11,815        34,414          1,427        39,982
                                            ============= ============== ============= ============== =============

(1)  Deductions on account of gross sales tax are not included.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                BUSINESS OVERVIEW

                              In thousands of pesos


5.   KEY RATIOS AS COMPARED WITH THE SAME PERIOD OF THE FOUR PREVIOUS YEARS.

                   September              September            September             September              September
                    30, 2002              30, 2001              30, 2000              30, 1999              30, 1998
                  -------------         -------------         -------------         ------------          -------------
LIQUIDITY RATIO
Current Assets          166,222 = 0,24        244,526 = 0,52        254,316 = 0,77        439,350 = 1,06        379,758 = 1,45
                   ------------         -------------         -------------         -------------         -------------
Current                 684,378               470,010               330,442               416,099               261,135
Liabilities

INDEBTEDNESS RATIO
Total liabilities       919,809 = 1,56        509,828 = 0,51       555,466 = 0,46         566,995 = 0,43        619,836 = 0,52
                   ------------         -------------         ------------          --------------        -------------
Shareholders'          588,216                997,893             1,197,033             1,309,710             1,200,116
Equity


  INCOME BEFORE INCOME TAX, TAX ON ASSETS AND MINORITY INTEREST.

                  September           September             September              September            September
                   30, 2002            30, 2001              30, 2000               30, 1999             30, 1998
                  ------------        ------------         -------------         -------------         -------------
Income
Before income tax/
Tax on assets          86,283 = 0,17     (82,176) = (0,08)        4,546 = 0,004         12,838 = 0,01         8,691 = 0,007
                  -----------        ------------          ------------           ------------         ------------
Shareholders'         520,606          1,085,572              1,196,086              1,300,738            1,193,095
equity at end
excluding (loss)
income for the
period


6.   BRIEF COMMENT ON THE FUTURE PERSPECTIVES FOR THE ENSUING YEAR

     See attached.

IQ03 Highlights, including significant operations occurred after September 30, 2002.

ACQUISITION OF VALLE DE LAS LENAS S.A. - During the first quarter of fiscal year 2003, our Company acquired 30.955% of the stock capital, and US$ 3.7 million convertible notes due October 31, 2005, of Valle de Las Lenas S.A. for a total amount of US$ 2.4 million.

ACQUISITION OF PISCIS HOTEL - In September 2002, our Company acquired the Piscis hotel, located in Valle de Las Lenas, province of Mendoza. The property was purchased for a total of US$ 1.4. Piscis is a five-star hotel with 90 bedrooms and 8 suites, 2 restaurants and 2 bars, a casino, fitness facilities that include two swimming pools and a ski gear storage facilities.

EXTENSION OF MATURITY OF THE US$ 43.5 MILLION NOTE - After a number of extensions agreed upon between our Company and the holders of the US$ 43.5 million Notes, November 14, 2002, was established as final date of maturity of the principal amount. In addition, we agreed with our holders the capitalization of interests due on October 31, 2002. We are currently negotiating with the note holders to restructure this debt.

RESTRUCTURING OF OUTSTANDING DEBT - We are currently drafting the final documents for the restructuring of the US$ 80 million syndicated credit facility and the US$ 43.5 million floating rate notes. On November 7, 2002, the six intervening banks signed an engagement letter in which they signfy their intention to refinance our debt, extending maturity up to seven years and at a lower interest rate of LIBOR plus 200 basis points. The consummation of the refinancing transaction is subject to certain conditions specified in the engagement letter.

LOAN TO HOTELES ARGENTINOS - Due to the current economic situation, our subsidiary Hoteles Argentinos S.A., owner of 100% of Sheraton Libertador hotel, did not pay the principal and interest installments at maturity under the Ps.
42.8 million loan granted by Bank Boston N.A. Hoteles Argentinos' management is currently renegotiating the payment of this debt with its creditors.

SALE OF MADERO 1020 OFFICES - On July 31, 2002 the Company sold floor 21 located at the office tower of Madero 1020 for an amount of US$ 410,000. On August 2, 2002 the Company sold floor 15 for US$ 400,000, on August 29, 2002 our Company sold floor 23 for an amount of US$ 365,000 and on October 31, 2002, our Company sold floor 2 for US$ 370,000, all of them located in this same building.

SALE OF LIBERTADOR 498 OFFICES - On November 4, 2002, we sold floor 27 and 8 parking spaces, located in the office building "El Rulero" (Libertador 498), for a total of US$ 650,000.

ISSUE OF BONDS CONVERTIBLE INTO ORDINARY SHARES OF OUR COMPANY - On October 15, 2002, started the preemptive rights period of the notes convertible into ordinary shares of our Company for an amount of up to US$ 100 million. The convertible notes are accompanied by non-detachable warrants that enable the purchase of additional shares of our common stock. The convertible notes bear an 8% interest per year and mature in November 2007. The subscription period ends on November 20, 2002.

ISSUE OF BONDS CONVERTIBLE INTO ORDINARY SHARES OF APSA - On August 23, 2002, APSA successfully ended the placement of US$ 50 million of Series I notes, convertible into ordinary shares of the company, with a face value of Ps.0.10 each. Our Company has subscribed a total amount of US$ 27.2 million of these notes.


I. OFFICES AND OTHER RENTAL PROPERTIES

During the three-month period ended September 30, 2002, revenues from the Company's rental portfolio reached Ps.5.5 million, as compared to Ps.13.4 million in the same period for fiscal year 2002. The average occupancy rate registered a fall from 72% as of June 30, 2002, to 69% as of September 30, 2002. This reduction is a result of the deep economic recession that forced many firms to reduce costs and to resize their facilities or move to lower-priced areas, leaving unoccupied buildings such as the one located in Reconquista 823.

During the ended period, the Company sold some of its rental properties that were considered to be non-strategic.


SALE OF LIBERTADOR 498 OFFICES - On November 4, 2002, we sold floor 27 and 8 parking spaces located in the office building "El Rulero" (Libertador 498), for a total of US$ 650,000.


SALE OF MADERO 1020 OFFICES - On July 31, 2002 the Company sold floor 21 located at the office tower of Madero 1020 for an amount of US$ 410,000. On August 2, 2002 our Company sold floor 15 for US$ 400,000, on August 29, 2002 our Company sold floor 23 for an amount of US$ 365,000 and on October 31, 2002, the Company sold floor 2 for US$ 370,000, all of the floors located in this same building.


SALE OF MADERO 940 OFFICES - On September 6, 2002, we sold one unit of the office building situated in Madero 940 for US$ 470,000.


SALE OF DOCK 5 UNITS - On August 20, 2002, our Company sold unit 140 located in Dock 5 US$ 110,000.


SALE OF DOCK 6 UNITS - On July 15, 2002 we sold unit 146 for an amount of Ps.140,000.

The following chart presents information on the Company's offices and other rental properties as of September 30, 2002.

OFFICES AND OTHER RENTAL PROPERTIES


                            DATE OF       LEASABLE     OCCUPANCY   MONTHLY      TOTAL RENTAL INCOME FOR THE PERIOD       BOOK
                          ACQUISITION      AREA M2       RATE      RENTAL               ENDED SEPTEMBER 30,              VALUE
                                             (1)         (2)       INCOME                    PS./000(4)               PS./000(5)
                                                                  PS./000(3)    2002           2001          2000
------------------------------------------------------------------------------------------------------------------------------------
OFFICES
 Inter-Continental
   Plaza(6)               11/18/97        22,535        77%         642         2,250         3,876         4,044      65,159
 Libertador 498           12/20/95        11,152        59%         228           639         1,666         1,900      37,997
 Maipu 1300               9/28/95         10,325        66%         189           571         1,551         1,646      41,569
 Laminar Plaza            3/25/99          6,521        85%         268           786         1,471         1,144      28,540
 Madero 1020              12/21/95         3,647        63%          81           203           894         1,037       9,070
 Reconquista 823/41       11/12/93         6,100         0%           0            -            763           763      17,797
 Suipacha 652/64          11/22/91        11,453        31%          53           149           546           841      10,154
 Edificios Costeros       3/20/97          6,389        27%          51            98           560           431      23,891
 Costeros Dique IV        8/29/01          5,437        63%         101           291           274            -       17,883
 Others  (7)                               3,555        45%          45           207           448           488       9,320
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                  87,114        56%       1,658         5,194        12,049        12,294     261,380
     OTHER RENTAL PROPERTIES
 Commercial Properties(8)                  4,076        98%          42            81           854         1,410       1,922
 Other properties(9)                      34,015       100%          69           248           722           853       6,730
------------------------------------------------------------------------------------------------------------------------------------
 SUBTOTAL                                 38,091       100%         111           329         1,576         2,263       8,652

 RELATED EXPENSES
 MANAGEMENT FEES                                                                  172           387           365
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OFFICES AND
OTHER(10)                                125,205        69%       1,769         5,695        14,012        14,922     270,032
------------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Total leasable area for each property. Excludes common areas and parking.

(2) Calculated dividing occupied square meters by leasable area.

(3) Agreements in force as of 09/30/02 were computed.

(4) Total consolidated leases, according to the RT4 method, reexpressed as from 09/30/02. Excludes gross income tax deduction.

(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation as of 09/30/02.

(6) Through Inversora Bolivar S.A.

(7) Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our Company). Cumulative revenues of fiscal years 2001 and 2000 additionally include the revenues from Puerto Madero Dock 5 (fully sold). The revenues of fiscal year 2001 additionally include the revenues from Avenida de Mayo 701 and Puerto Madero Dock 6 (fully sold).

(8) Includes the following properties: Constitucion 1111 and Alsina 934/44 (through the Company). Cumulative revenues include: In all fiscal years reported, the revenues from Santa Fe 1588 (fully sold). In fiscal years 2002 and 2001, the revenues from Rivadavia 2243. In fiscal year 2001 the revenues from Sarmiento 580 and Montevideo 1975 (fully sold).

(9) Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through the Company - only rents are included since book value is reflected on the Developments table) -Aguero 596 and R. Nunez 4615 (Cordoba), plots in Carlos Gardel (through Alto Palermo S.A), Thames, units in Alto Palermo Plaza and units in Alto Palermo Park (through Inversora Bolivar S.A). Cumulative revenues include: In fiscal years 2001, the revenues from Serrano 250 (fully sold).

(10) Corresponds to the "Offices and Other Rental Properties" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.


II. SHOPPING CENTERS - ALTO PALERMO S.A ("APSA")

As a result of the subscription of the negotiable obligations convertible for ordinary shares in APSA, since the beginning of this fiscal year the Company has discontinued the application of the proportional consolidation method in the preparation of the income statements because currently this method does not properly reflect the results of its operations and has adopted the consolidation of its businesses under the guidelines of Technical Pronouncement No. 4 of the F.A.C.P.C.E

During the three-month period ended September 30, 2002, the revenues from the shopping center segment were of Ps.23.3 million, as compared to Ps. 61.9 in the same period for fiscal year 2002.

A symptom of improvement that was reflected in this segment of business was the increase in the sales of APSA's lessees. After two years of constant decreases in sales, they amounted Ps. 217.3 million during the first quarter of fiscal year 2003, exhibiting a rise of 18.3% if compared to sales not restated during the first three months of fiscal year 2002.

Moreover, the improvement in lessees' sales allowed for a decline in APSA's allowances for doubtful accounts which, not including the ones originated by Tarshop's operations, decreased a 96.1%.

In view of APSA's lessees' revenues recovery, during this quarter APSA began to apply the Referential Stabilization Coefficient ("CER") upon "pesified" agreements and reinstated the key money charge upon execution or renewal of lease agreements in its shopping centers.

Over the last 12 months, APSA's shopping centers have received approximatelly
63.4 million visitors.

As of September 30, 2002, the average occupancy rate of APSA's shopping centers was of approximately 92%. The increase in this indicator during the last few months evidences both the increasing interest of potential lessees in leasing properties in APSA's shopping centers and the attractiveness of APSA's business at present.

TARJETA SHOPPING.

During this quarter, Tarshop S.A., the credit card company in which APSA holds an 80% interest, experienced a decrease of 22.7% in its credit card portfolio (including its securitized receivables), from Ps. 71.2 million as of September 30, 2001 to Ps. 55.0 million as of September 30, 2002. In addition, the number of card holders decreased by 1,786 during this period, amounting 150,372.

The deep Argentine political, economic and social crisis impacted over the evolution of the credit card business, affecting the main variables of this segment. Tarjeta Shopping revenues experienced a 76.7% drop, from Ps.15.2 million as of September 30, 2001, to Ps.3.5 million as of September 30, 2002; further, the net loss for the three-month period ended September 30, 2002, was of Ps.3.4 million, contrasting with the positive result generated during the same period of the previous year.

Tarjeta Shopping's share in credit card sales at Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires as of September 30, 2002, increased was 5.1%, 32.6% and 14.6%, respectively. The credit card activation rate is of approximately 61%.

The following chart presents information on the Company's shopping centers as of September 30, 2002.

SHOPPING CENTERS

                             DATE           GROSS       PERCENTAJE  TOTAL RENTAL INCOME FOR THE FIRST       BOOK
                              OF           LEASABLE       LEASED         QUARTER OF FISCAL YEAR,           VALUE
                          ACQUISITION       AREA           (2)                  Ps./000(3)               Ps./000(4)
                                            m2(1)                   2002           2001          2000
------------------------------------------------------------------------------------------------------------------------------------

SHOPPING CENTERS (5)
Alto Palermo                12/23/97      18,129          92%      6,274         12,093         13,741      262,801
Abasto                      07/17/94      40,476          95%      4,936         10,992         11,907      225,147
Alto Avellaneda             12/23/97      26,701          94%      2,564          7,572          9,290       98,085
Paseo Alcorta               06/06/97      14,909          84%      2,615          6,083          6,568       76,053
Patio Bullrich              10/01/98      11,623          91%      2,543          4,446          4,422      133,510
Alto Noa Shopping           03/29/95      18,876          88%        491          1,660          1,277       21,934
Buenos Aires Design         11/18/97       9,693          90%        451          3,205          3,128       24,062
------------------------------------------------------------------------------------------------------------------------------------
Fibesa and other (6)                                                 662          2,374          2,792
Revenues Tarjeta Shopping                                          3,461         15,406         10,477

TOTAL SHOPPING CENTERS
(7)                                      140,407          92%     23,997         63,831         63,602      841,592

Notes: (1) Total leasable area in each property. Excludes common areas and parking spaces.

(2) Calculated dividing occupied square meters by leasable area.

(3) Total consolidated rents, according to RT4 method, reexpressed as of 09/30/02. Excludes gross income tax deduction.

(4) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation as of 09/30/02.

(5) Through Alto Palermo S.A.

(6) Includes revenues from Fibesa S.A. and Alto Invest.

(7) Corresponds to the "Shopping Centers" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

III. SALES AND DEVELOPMENTS

Revenues from this segment were Ps.14.3 millon during the three-month period ended September 30, 2002, as compared to Ps.12.0 million recorded during the same period of fiscal year 2002. This increase mainly results from the Company's sale of non-core properties.

SALE OF CONSTITUCION 1111 store - On September 27, 2002, our Company sold a commercial store located in Constitucion 1111 for US$ 547,945.

ABRIL, HUDSON, PROVINCIA DE BUENOS AIRES- During the three-month period ended September 30, 2002, 18 lots of Abril were sold. 19 of the 20 neighborhoods projected for all the development were being marketed, with 87% of the lots in such neighborhoods sold. There were 110 houses under construction, 427 finished houses and 50 new projects has been submitted.

TORRES JARDIN - The project was initially made up of four 23-story towers, however, we decided not to build Torres Jardin IV. The three first building towers have been finished and include 490 apartments. As of September 30, 2002, 100%, 98% and 100% of Towers Jardin I, II and III respectively, had been sold.

TORRES DE ABASTO - The residential complex includes 4 apartment towers with a total of 545 units. Our company has successfully completed the marketing of the last 39 units available for sale during fiscal year 2002. The final sale of 100% of Torres de Abasto units represented the end of one of the most successful real estate projects in the country. We are proud to have succeeded in the sale of the last units under a context where the sale of new real estate properties suffered a serious setback.

The following chart illustrates IRSA's development properties as of September 30, 2002.

DEVELOPMENT PROPERTIES


                             DATE OF      ESTIMATED/    AREA DESTINED       TOTAL        PERCENTAGE     PORCENTAJE    ACCUMULATED
                           ACQUISITION    ACTUAL COST     FOR SALES      UNITS OR LOTS   CONSTRUCTED       SOLD          SALES
                                          (Ps.000)(1)      (m2)(2)            (3)                           (4)       (Ps. 000)(5)
------------------------------------------------------------------------------------------------------------------------------------
APPARTMENT COMPLEXES
Torres Jardin                7/18/96       56,933          32,244            490            100%            97%         70,337
Torres de Abasto (8)         7/17/94       75,277          35,630            545            100%            99%        109,885
Palacio Alcorta              5/20/93       76,286          25,555            191            100%           100%         77,067
Concepcion Arenal           12/20/96       15,163           6,913             70            100%            97%         11,590
Alto Palermo Park (9)       11/18/97       36,182          10,654             73            100%            90%         43,248
Other (10)                                 50,190          23,717            182            100%            97%         53,537
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                  310,031         134,713          1,551            N/A             N/A        365,664

RESIDENTIAL
------------
COMMUNITIES
-----------
Abril/Baldovinos (11)         1/3/95      131,775       1,408,905           1273            100%            87%        193,183
Villa Celina I, II y III     5/26/92        4,772          75,970            219            100%           100%         14,012
Villa Celina IV y V         12/17/97        2,465          58,480            181            100%            99%          9,542
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                  139,012       1,543,355          1,673            N/A             N/A        216,737

LAND RESERVE
Dique 3 (parcela 1) (12)      9/9/99        -              10,474            -                0%             0%           -
Puerto Retiro (9)            5/18/97        -              82,051            -                0%             0%           -
Caballito                    11/3/97        -              20,968            -                0%             0%           -
Santa Maria del Plata        7/10/97        -             715,952            -                0%             0%           -
Pereiraola (11)             12/16/96        -           1,299,630            -                0%             0%           -
Monserrat (9)               11/18/97        -               3,400            -                0%           100%          5,553
Dique 4 (ex Soc del Dique)   12/2/97        -               4,653            -                0%            50%         12,388
Other (13)                                  -           4,439,447            -                0%                          -
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                    -           6,576,575            -              N/A             N/A         17,941

OTHER
-----
Sarmiento 580               01/12/94       11,764           2,635             14            100%           100%         10,905
Santa Fe 1588               01/02/94        8,394           2,713             20            100%           100%           -
Rivadavia 2243/65           05/02/94        8,217           2,070              4            100%           100%           -
Libertador 498              12/20/95        5,110           1,491              2            100%           100%           -
Av. de mayo 701                             3,108             680              1            100%           100%          3,128
Constitucion 111            06/16/94        2,329           2,430              1            100%           100%          2,000
Madero 1020                 12/21/95        3,619           2,195              4            100%           100%          6,906
Madero 940                  08/31/94        2,885             772              1            100%           100%          1,659
Other properties (14)                      79,282          43,527            262            100%            99%        102,999
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                  124,708          58,513            309            N/A            N/A         127,597

SUBTOTAL                                  573,751       8,313,156          3,533            N/A            N/A         727,939
------------------------------------------------------------------------------------------------------------------------------------

INTEREST FOR FINANCING PROPERTY SALES

TOTAL (15)                                573,751       8,313,156          3,533            N/A            N/A         727,939
------------------------------------------------------------------------------------------------------------------------------------



                                        ACCUMULATED SALES FOR THE PERIOD ENDED    BOOK VALUE(7)
                                             SEPTEMBER 30, (6) (Ps. 000)          (PROP. VALUE)
                                           2002          2001          2000         (Ps. 000)
                                        (Ps. 000)     (Ps. 000)      (Ps. 000)
-----------------------------------------------------------------------------------------------
APPARTMENT COMPLEXES
Torres Jardin                              29            886           3,703             658
Torres de Abasto (8)                      414          2,567           6,046          13,855
Palacio Alcorta                             1            -               -              -
Concepcion Arenal                           -            -             1,480             223
Alto Palermo Park (9)                     819          3,327             -             4,234
Other (10)                                214          1,438           1,616           1,719
-----------------------------------------------------------------------------------------------
SUBTOTAL                                1,477          8,218          12,845          20,689

RESIDENTIAL
------------
COMMUNITIES
-----------
Abril/Baldovinos (11)                   3,971          3,495           4,364          20,382
Villa Celina I, II y III                  -              -               (49)             61
Villa Celina IV y V                       -               44           1,739              10
-----------------------------------------------------------------------------------------------
SUBTOTAL                                3,971          3,539           6,054          20,453

LAND RESERVE
Dique 3 (parcela 1) (12)                  -              -               -            25,992
Puerto Retiro (9)                         -              -               -            46,460
Caballito                                 -              -               -            13,701
Santa Maria del Plata                     -              -               -           116,709
Pereiraola (11)                           -              -               -            21,996
Monserrat (9)                             -              -               -              -
Dique 4 (ex Soc del Dique)                -              -            12,387           6,198
Other (13)                                -              -               -           127,067
-----------------------------------------------------------------------------------------------
SUBTOTAL                                  -              -            12,387         358,123

OTHER
-----
Sarmiento 580                             -              -               -              -
Santa Fe 1588                             -              -               -              -
Rivadavia 2243/65                         -              -               -              -
Libertador 498                            -              -               -              -
Av. de mayo 701                           -              -             3,128            -
Constitucion 111                        2,000            -               -              -
Madero 1020                             4,362            -               -             1,972
Madero 940                              1,659            -               -              -
Other properties (14)                     742             58             -               566
-----------------------------------------------------------------------------------------------
SUBTOTAL                                8,763             58           3,128           2,538

SUBTOTAL                               14,211         11,815          34,414         401,803
-----------------------------------------------------------------------------------------------

INTEREST FOR FINANCING PROPERTY SALES     148            791           1,044

TOTAL (15)                             14,359         12,606          35,458         401,803
-----------------------------------------------------------------------------------------------

Notes:

(1) Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 09/30/02.

(2) Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.

(5) Includes only cumulative sales consolidated by the RT4 method, adjusted for inflation as of 09/30/02.

(6) Corresponds to the Company's sales consolidated by the RT4 method, adjusted for inflation as of 09/30/02. Excludes gross income tax deduction.

(7) Cost of acquisition plus improvement plus activated interest, adjusted for inflation as of 09/30/02.

(8) Through Alto Palermo S.A. Includes Abasto plots and inventories related to the Coto project.

(9) Through Inversora Bolivar S.A.

(10) Includes the following properties: Dorrego 1916 (fully sold through our Company), Republica de la India 2785 (fully sold), Arcos 2343, Fco. Lacroze 1732 and Yerbal 855 (through Baldovinos) and units for sale in Alto Palermo Plaza (through Inversora Bolivar).

(11) Directly through our Company and indirectly through Inversora Bolivar S.A.

(12) Through Bs As Trade & Finance S.A.

(13) Includes the following land reserves : Torre Jardin IV, Constitucion 1111, Padilla 902, and Terreno Pilar (through our Company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Terrenos Benavidez (through Inversora Bolivar S.A.) and Terrenos Alcorta, Neuquen, Rosario and Caballito (through APSA S.A.).

(14) Includes the following properties: Sarmiento 517 (through our
Company), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through our Company).

(15) Corresponds to the "Sales and Developments" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

IV. HOTELS

Even though this business segment has been considered to be non-core over the last few years, the devaluation of the Argentine Peso have resulted in a significant tourist inflow into the country that turned the hotel segment into a promising alternative. Moreover, the fact that this segment is the only one that may generate income in hard currency is another reason for considering a possible strategy change with respcet to this branch of business. It is so, that during this quarter we have acquired a new five-star hotel located in one of the most important ski resorts in Argentina.

ACQUISITION OF PISCIS HOTEL - In September 2002, our Company acquired the Piscis hotel, located in Valle de Las Lenas, one of the most modern of the big ski resorts of Argentina. The property was purchased for a total of US$1.4 million from Banco Rio and ICI Argentina. Piscis is a five-star hotel with 90 bedrooms and 8 suites, 2 restaurants and 2 bars, a casino, fitness facilities that include two swimming pools and ski gear storage facilities. The hotel is by managed Badino S.A.

Total revenues from the hotel segment amounted Ps.7.4 million over the three-month period ended September 30, 2002, against Ps.11.0 million recorded over the same period in fiscal year 2002.

Llao Llao's occupancy level had a significant rise because of the increase in tourism and the average rate per room measured in Pesos, was accompanied by the exchange rate fluctuations due to its close correlation with the dollar value. We estimate that the current exchange rate will have a positive impact on the business, promoting regional tourism's growth.


The chart below shows information regarding our Company's hotels estimated for the three-month period ended September 30, 2002.

HOTELS

                                                                       ACCUMULATED SALES FOR THE PERIOD         BOOK
     HOTEL            DATE OF       NUMBER      AVERAGE     AVERAGE    ENDED SEPTEMBER 30, (1) (Ps. 000)        VALUE
                    ACQUISITION    OF ROOMS    OCCUPANCY   ROOM RATE                                           (Ps/000
                                                   %          Ps.      2002            2001         2000      (Ps. 000)
-----------------------------------------------------------------------------------------------------------------------
Inter-Continental     11/97          312          44         251,5     4.841           6.605        5.371      60.235
Sheraton Libertador    3/98          200          52         180,8     2.521           4.369        4.871      42.046
Llao Llao (3)          6/97          158          72         416,0       -               -            -        12.469
Piscis (4)             9/02           98         N/D          N/D        -               -            -         5.236
                                     ---         ---         -----     -----          ------       ------     -------
TOTAL                                768         N/A          N/A      7.362          10.974       10.242     122.186
-----------------------------------------------------------------------------------------------------------------------

Notes:
(1) Corresponds to our total sales consolidated under the RT4 method adjusted by inflation as of 09/30/02. It does not include gross income tax deduction.

(2) Represents 100% of the hotel's book value including facilities and goodwill.

(3) Although the hotel Llao Llao does not consolidate its revenues anymore, we consider it is relevant to include it. The book value represents the value of our investment.

(4) The average occupation and the average price per room are not available to date.

V. FINANCIAL TRANSACTIONS AND OTHERS

IMPACT OF EXCHANGE RATE FLUCTUATIONS AND INFLATION ON THE COMPANY'S FINANCIAL POSITION - Inflation and the appreciation of the Peso during this quarter generated a positive result for our Company. The exposure of our dollar-denominated assets and liabilities to these economic indicators, that in the previous fiscal year resulted in a loss of approximately Ps. 308 million, contrasts with a gain of Ps.64.9 million generated during this quarter . This result is registered under "Financial Results" and considerably explains the gain for this period.

EXTENSION OF MATURITY OF THE US$ 43.5 MILLION NOTE - After a number of extensions agreed upon between our Company and the holders of the US$ 43.5 million Notes, November 14, 2002, was established as final date of maturity of the principal amount. In addition, we agreed with our holders the capitalization of interest due on October 31, 2002. At present, progress has been made in the negotiations with the holders for the refinancing of our debt for a longer period and at lower rates.

RESTRUCTURING OF OUTSTANDING DEBT - We are currently drafting the final documents for the restructuring of the US$ 80 million syndicated credit facility and the US$ 43.5 million floating rate notes. On November 7, 2002, the six intervening banks signed an engagement letter in which they signfy their intention to refinance our debt, extending maturity up to seven years and at a lower interest rate of LIBOR plus 200 basis points. The consummation of the refinancing transaction is subject to certain conditions specified in the engagement letter.

LOAN TO HOTELES ARGENTINOS - Due to the current economic situation, our subsidiary Hoteles Argentinos S.A., owner of 100% of Sheraton Libertador hotel, did not pay the principal and interest installments at maturity under the Ps.
42.8 million loan granted by Bank Boston N.A. Hoteles Argentinos' management is currently renegotiating the payment of this debt with its creditors.

ISSUE OF BONDS CONVERTIBLE INTO ORDINARY SHARES OF OUR COMPANY - On October 15, 2002, started the preemptive rights offering of the notes convertible into ordinary shares of our Company for an amount of up to US$ 100 million, as approved by the Ordinary and Extraordinary Shareholders Meetings of IRSA, held on March 8, 2002. The convertible notes are accompanied by non-detachable warrants that enable the purchase of additional shares of our common stock. The subscription price is 100% of the face value of the convertible notes, which bear an 8% interest per year, paid semiannually and mature in November 2007. The conversion price is of US$ 0.5571 per ordinary share, what means each note is convertible in 1.7949 ordinary shares. The net proceeds from the offering will be primarily used to facilitate the renegotiation or payment of our indebtedness outstanding to this date, as working capital and to acquire APSA's second branch of convertible notes, if offered .

ISSUE OF BONDS CONVERTIBLE INTO ORDINARY SHARES OF APSA - On July 19, 2002, APSA issued the first branch of notes convertible into ordinary shares of the company for up to US$ 50 million, as approved by the Ordinary and Extraordinary Shareholders Meeting of APSA held on December 4, 2001. The issue conditions include a conversion price of US$ 0.0324, which means that every convertible note is potentially convertible for 30.864 shares of Ps. 0.10 face value each, the accrual of a 10% annual interest rate payable semi-annually and a subscription price of 100% of the principal amount of the convertible note. Maturities were fixed for July 19, 2006. On August 23, 2002, APSA successfully ended the placement of Series I for US$ 50 million, of which our Company has subscribed a total amount of US$ 27.2 million.

The funds obtained have allowed APSA to precencel a significant amount of its debt and therefore considerably improve its financial structure and maturity schedule. The funds obtained have been allocated to the full repayment of short-term bank debt which, as of March 31, 2002, came up to a face value of approximately Ps. 39.0 million, and the amount of Ps. 64.9 million (plus the accrued CER adjustment) of the senior secured notes. Regarding the loans APSA had with its shareholders, these were used for the subscription of the convertible notes. In the case of the secured senior notes repurchase and short-term bank debt repayments, APSA obtained discounts for up to 25%.


VII. BRIEF COMMENTS ON PROSPECTS FOR THE ONCOMING QUARTER

The economy seems to have reached bottom; the economic crisis has somehow been coped with and social violence has been checked. The exchange rate has stabilized and inflation is under control. The first signs of reactivation have started to come to light.

We expect that the new government to result from the presidential elections scheduled for March 2003 will be able to start solving the substantive issues that could not be dealt with by the current President Duhalde, as due to the economic, political and social crisis that required measures aimed at addressing short-term problems, the necessary structural and institutional reforms are still pending.

The future of Argentina largely depends on the decisions and policies to be adopted by the next government and its capacity to solve issues such as the restructuring of the financial system and a tax reform that enables to reach a sustainable fiscal solvency position, among others.

In addition, the political and economic actions to be taken by the new Brazilian government led by President Luis Inacio da Silva will have a material impact on Argentina and rest of the countries of the region.

Our Company continues to trust in the country and renews its commitment by the issue of bonds convertible into ordinary shares of the Company for up to US$ 100 million.

During the last weeks we have concluded the commercial agreement with our bank creditors to refinance 88% of our Company's financial debt, fact concluded with the signing of the engagement letter. We are actually abbocated in the task of ultimating details that will permit us the signing of the final documentation.

Together with the issue of the convertible bonds, these facts will allow us to be one of the few Argentine companies without financial problems and imminent maturities, and with enough cash to take advantage of the opportunities arising in the market.

The extremely complicated economic context prevailing in Argentina gives our Company the opportunity of benefiting from the low prices of real estate assets. Since the devaluation of the peso in January 2002, real estate prices have fallen from 30% to 60% in dollar terms, depending on the quality and location of the properties. The proceeds of the convertible bonds offering will allow our Company to restruture its liabilities and have sufficient liquidity so as to take advantage of these opportunities.

As concerns development projects, after 3 years of inactivity, the Company might consider restarting some of its projects in the light of the favourable building costs.

We are proud of having gone through the worst of the crisis and to be one of the few groups in the country that has not fallen in default. The debt refinancing is about to be closed and our confidence in Argentina makes us have strong expectations for the coming future. Deep crises are followed by great opportunities in the market, which we will be able to profit from thanks to our available cash funds.

[PRICEWATERHOUSECOOPERS LOGO OMITTED]

[SC INTERNATIONAL LOGO OMITTED]

[ABELOVICH, POLANO & ASOCIADOS LOGO OMITTED]

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders of
IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA



We have carried out a limited review of the balance sheets of IRSA Inversiones y Representaciones Sociedad Anonima at September 30, 2002 and 2001, and the related statements of income, the statement of changes in shareholders' equity and cash flows for the three month periods then ended, and the complementary notes 1 to 13 and exhibits A to I. Furthermore, we have carried out a limited review of the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anonima with its subsidiaries for the three month periods ended September 30, 2002 and 2001, which are presented as complementary information. The preparation and issuance of the financial statements are the responsibility of the Company's management.

Our reviews were limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements, which consist mainly of the application of analytical procedures on the amounts disclosed in the financial statements and inquiries of Company staff responsible for the preparation of the information included in the financial statements and of its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under review. Accordingly, we do not express an opinion on the Company's financial position, the results of its operations, the changes in its shareholders' equity and its cash flows, or on its consolidated financial statements.

The Company has prepared the financial statements applying the valuation criteria established by the National Securities Commision which, as explained in
Note 1 c) to the basic financial statements, differ in certain aspects from current accounting standards. The effect on the financial statements derived from the different valuation criteria has not been quantified by the Company, and we were unable to estimate the impact on the financial statements of the deviation from current professional accounting standards through the performing of other audit procedures.

Note 1 to the consolidated financial statements details the situation at the end of the period related to the economic measures issued by the National Government to confront the Argentine crisis, some of which may have been pending issue at the date of preparation of these financial statements. The impact generated by all these measures adopted to date by the Government on the financial statements of the Company at September 30, 2002 was recognized according to the evaluations and estimates made by Management when preparing the financial statements. Actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.



PRICE WATERHOUSE & CO.                                           ABELOVICH, POLANO & ASOCIADOS
Av. A. Moreau de Justo 270, Piso 2(degree)                       25 de Mayo 596 - 8(degree)Piso
C1107AAF Ciudad de Buenos Aires - Argentina                      (1002) Buenos Aires - Argentina
Tel. (54-11) 4319-4600                                           Tel./Fax 4312-8525 - E-mail: abelovich@elsitio.net
Fax: (54-11) 4315-6448 / 9
www.pwcglobal.com

[PRICEWATERHOUSECOOPERS LOGO OMITTED]

[SC INTERNATIONAL LOGO OMITTED]

[ABELOVICH, POLANO & ASOCIADOS LOGO OMITTED]


                   REPORT OF INDEPENDENT ACCOUNTANTS (Contd.)


As mentioned in Note 6 to the financial statements, at September 30, 2002 the Company was unable to meet certain financial ratios required by the trust agreement related to the issuance of negotiable obligations and the syndicated loan. As mentioned in Note 14 to the consolidated financial statements, the subsidiary Hoteles Argentinos S.A. has not paid principal installments amounting to US$ 300 thousand each installment, with original maturities set for January 26, April 29, July 29 and October 26, 2002, respectively and interest installment amounting to US$ 315 thousand which fell due on July 29 and October 26, 2002, under the US$ 12 million long-term loan agreement secured by a mortgage entered into with BankBoston N.A. Buenos Aires Branch.

During the period ended on September 30, 2002, the Company recorded accumulated losses of $ 493,807 thousand and a shortfall of working capital of $ 496,199 thousand (consolidated shortfall of working capital of $ 518,156 thousand) (and in the year ended on June 30, 2002 a net loss of $ 499,619 thousand, accumulated losses of $ 496,479 thousand and a shortfall of working capital of $ 456,524 thousand). Company Management is currently defining and implementing an action plan to counteract these circumstances as has been detailed in Note 1 to the consolidated financial statements. These financial statements have been prepared using accounting principles applicable to a going concern. Therefore, these financial statements do not include the effects of possible adjustments or reclassifications, if any, that might be required if the above situation is not resolved in favor of continuing the Company's activities and the Company were obliged to sell its assets and settle its liabilities, including contingencies, in conditions other than those of the normal course of its business.

Based on the work done and on our examination of the Company's financial statements and its consolidated financial statements for the years ended June 30, 2002 and 2001, on which we issued our qualified report dated September 9, 2002 in relation to the matters mentioned in previous paragraphs, we report that the financial statements of IRSA Inversiones y Representaciones Sociedad Anonima at September 30, 2002 and 2001 and its consolidated financial statements at those dates, prepared in accordance with accounting standards currently in effect in the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we have become aware and regarding them we have no other observations to make.


PRICE WATERHOUSE & CO.                                           ABELOVICH, POLANO & ASOCIADOS
Av. A. Moreau de Justo 270, Piso 2(degree)                       25 de Mayo 596 - 8(degree)Piso
C1107AAF Ciudad de Buenos Aires - Argentina                      (1002) Buenos Aires - Argentina
Tel. (54-11) 4319-4600                                           Tel./Fax 4312-8525 - E-mail: abelovich@elsitio.net
Fax: (54-11) 4315-6448 / 9
www.pwcglobal.com

[PRICEWATERHOUSECOOPERS LOGO OMITTED]

[SC INTERNATIONAL LOGO OMITTED]

[ABELOVICH, POLANO & ASOCIADOS LOGO OMITTED]


                   REPORT OF INDEPENDENT ACCOUNTANTS (Contd.)



In accordance with current regulations we report that:

a) the financial statements of IRSA Inversiones y Representaciones Sociedad Anonima and its consolidated financial statements are transcribed to the "Inventory and Balance Sheet Book" and comply with the requirements of Commercial Companies Law and the pertinent resolutions of the National Securities Commission;

b) the financial statements of IRSA Inversiones y Representaciones Sociedad Anonima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c) we have read the business overview report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observation to make;

d) at September 30, 2002, the debt accrued in favor of the Integrated Pension and Survivors' Benefit System according to the accounting records amounted to $ 154 thousand, none of which was claimable at that date.


Buenos Aires
November 11, 2002



    ABELOVICH, POLANO & ASOCIADOS                        PRICE WATERHOUSE & Co.


                                   (Partner)                                    (Partner)
-------------------------------------------- --------------------------------------------
       Dr. Jose Daniel Abelovich                        Carlos Martin Barbafina
       Public Accountant (U.B.A.)                      Public Accountant (U.C.A.)
C.P.C.E.C.A.B.A. T(degree)102 F(degree)191   C.P.C.E.C.A.B.A. T(degree)175 F(degree)65
  Professional Registration of the Firm         Professional Registration of the Firm
 C.P.C.E.CAP.FED. T(degree)1 F(degree)240      C.P.C.E.CAP.FED. T(degree)1 F(degree)1

PRICE WATERHOUSE & CO.                                           ABELOVICH, POLANO & ASOCIADOS
Av. A. Moreau de Justo 270, Piso 2(degree)                       25 de Mayo 596 - 8(degree)Piso
C1107AAF Ciudad de Buenos Aires - Argentina                      (1002) Buenos Aires - Argentina
Tel. (54-11) 4319-4600                                           Tel./Fax 4312-8525 - E-mail: abelovich@elsitio.net
Fax: (54-11) 4315-6448 / 9
www.pwcglobal.com

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                         IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                         By:  _____________________________________________
                              Name: Saul Zang
                              Title: Second Vice Chairman of the
                                     Board of Directors





Dated: November 19, 2002